UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2021
Commission file number
001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)

1-2,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo
100-0005,
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F:    Form
20-F  ☒    or    Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):    ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b)
under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM
F-3
(FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
101. INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101. SCH	Inline XBRL Taxonomy Extension Schema

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase

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101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Corporate Executive Officer Group Chief Financial Officer
Date: December 20, 2021

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on
Form 20-F
and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW
Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.
RECENT DEVELOPMENTS
Operating Environment
Economic Environment
Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.
Since December 2019,
COVID-19
has spread throughout the world. The
COVID-19
pandemic has resulted in the implementation of numerous measures to prevent the spread of
COVID-19,
such as restrictions on movement and closures of schools, businesses, factories and other public and private facilities. These measures have significantly affected people’s lives and business activities. Coupled with these measures, the
COVID-19
pandemic has had a severe impact on both Japanese and global economic conditions.
In Japan, a state of emergency was declared for all prefectures in April 2020 in response to the
COVID-19
pandemic, and economic activity shrank as a result of requests for voluntary restraint on movement and business closure requests to commercial facilities. The state of emergency in Japan was lifted in all prefectures in May 2020, and business activities had been resumed gradually. Although new cases of
COVID-19
had remained at a relatively low level for several months, they increased again from November 2020, prompting the government to again impose various restrictive measures, including states of emergency. In August 2021, the number of new cases significantly increased due to the rapid spread of the Delta variant of
COVID-19.
Thereafter, due in part to the restrictive measures and the progress of
COVID-19
vaccination, new cases of
COVID-19
decreased rapidly in September 2021.
In many countries and regions other than Japan, including the United States and those in Europe and Asia, numerous measures to prevent the spread of
COVID-19
such as restrictions on business operations and movement continued to be implemented after December 2019. Subsequently, subject to regional variations in the spread of
COVID-19
and the progress of
COVID-19
vaccination, restrictive measures were eased, and economic activities began to resume gradually. However, in some countries where an upward trend in new cases of
COVID-19
had been observed, restrictive measures were reintroduced.
Due in part to the restrictive measures on business activities described above, the
COVID-19
pandemic had a severe impact on both Japanese and global economic conditions for the six months ended September 30, 2021.
The Japanese economy started to show signs of picking up for the six months ended September 30, 2021. However, the pace of its recovery was slow reflecting the upward trend in new cases of
COVID-19
and the reintroduction of restrictive measures.

The following table presents the
quarter-on-quarter
growth rates of Japanese gross domestic product (“GDP”) from the third quarter ended December 31, 2019 for the fiscal year ended March 31, 2020 through the second quarter ended September 30, 2021 for the fiscal year ending March 31, 2022, based on data published in December 2021 by the Cabinet Office of the Government of Japan.

	For the fiscal year ended/ending March 31,
	2020		2021				2022
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Japanese GDP	(2.4%)	0.3%	(8.0%)	5.1%	2.3%	(0.7%)	0.5%	(0.9%)
Japanese GDP increased by 0.5% on a
quarter-on-quarter
basis for the first quarter ended June 30, 2021. However, it decreased by 0.9% for the second quarter ended September 30, 2021, primarily due to decreases in private consumption and capital investments by business reflecting the rapid spread of the highly contagious Delta variant of
COVID-19
in Japan.
The employment situation was relatively weak, reflecting the upward trend in new cases of
COVID-19
and the reintroduction of restrictive measures. The active job openings-to-applicants
ratio published by the Ministry of Health, Labour and Welfare of Japan was almost flat for the six months ended September 30, 2021. The unemployment rate in September 2021 was 2.8%, an increase of 0.2 percentage points from March 2021 and that of 0.6 percentage points from December 2019 before the spread of
COVID-19,
based on the data published in October 2021 by the Statistics Bureau of Japan. Compensation of employees increased by 0.3% on a quarter-on-quarter
basis for the first quarter ended June 30, 2021. However, it decreased by 0.4% on a quarter-on-quarter
basis for the second quarter ended September 30, 2021.
According to Teikoku Databank, a research institution in Japan, there were approximately 2,900 corporate bankruptcies in Japan for the six months ended September 30, 2021, a decrease of 25.7% from the same period in the previous year, involving approximately ¥0.6 trillion in total liabilities, a decrease of 3.8% from the same period in the previous year.
Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the
10-year
Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, in October 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. In March 2020, the BOJ announced “enhancement of monetary easing in light of the impact of the outbreak of
COVID-19.”
The BOJ stated in this announcement that it decided to enhance monetary easing with a view to doing its utmost to ensure smooth corporate financing and maintaining stability in financial markets, thereby preventing firms’ and households’ sentiment from deteriorating. Thereafter, in April and May 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing taking into account the negative impact of the
COVID-19
pandemic on Japanese economic conditions. Moreover, in March 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to a certain amount of financial institutions’ current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the range of the
10-year
Japanese government bonds yield fluctuations would be between around plus and minus 0.25% from the target level. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the six months ended September 30, 2021. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, was slightly above 0% for the same period.
The yen depreciated against the U.S. dollar from ¥110.74 at March 31, 2021 to ¥111.88 at September 30, 2021, according to the statistical data published by the BOJ.
The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥29,178.80 at March 31, 2021 to ¥30,670.10 at September 14, 2021, its highest closing level since August 1990. Then it dropped to ¥29,452.66 at September 30, 2021.
According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan decreased by 0.5% and 0.5%, respectively, from July 1, 2020 to July 1, 2021.
For the six months ended September 30, 2021, the global economy, as a whole, recovered gradually, reflecting the progress of
COVID-19
vaccination. However, the pace of recovery varied across countries and regions, depending on trends in new cases of
COVID-19
and/or the progress of
COVID-19
vaccination. The U.S. economy continued to recover in the former half of the six months ended September 30, 2021, primarily due to increases in private consumption and business fixed investment, reflecting the effect of economic stimulus measures and the progress of
COVID-19
vaccination. However, the pace of the recovery slowed down in the latter half of the period, primarily due to a deceleration in consumer spending affected by the increase in new cases of
COVID-19
and supply constraints. The European economy recovered gradually, primarily due to an increase in private consumption, reflecting the progress of
COVID-19
vaccination. The Chinese economy continued to recover gradually in the former half of the six months ended September 30, 2021. However, the pace of the recovery slowed down in the latter half of the period, resulting from the upward trend in new cases of
COVID-19
and the reintroduction of restrictive measures. Asian economies other than China, as a whole, were picking up with the resumption of business activities. However, in some countries and regions, as new cases of
COVID-19
had been on an upward trend, which had a negative impact on production and exports, the economies were at a standstill.
Global new cases of
COVID-19,
including several new variants of the virus, decreased in early October 2021 and then turned upward according to
“COVID-19
Weekly Epidemiological Update” issued by the World Health Organization. In Japan, restrictive measures were eased gradually from October to November 2021, as new cases of
COVID-19
remained at a relatively low level. However, the level of economic activity may not fully recover in the short term or at all due to concerns of future waves of
COVID-19
and the emergence of new variants of
COVID-19
or changes in lifestyle and business practices. Therefore, the Japanese and global economy may remain volatile or deteriorate, and the extent of the continuing impact on our operational and financial performance remains uncertain.
Regulatory Environment
In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.
Capital Adequacy Requirements
Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks
(“G-SIBs”)
based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”).
G-SIBs
included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the
G-SIB
capital surcharge.

The
G-SIB
capital surcharge ranges from 1% to 2.5% of additional CET1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB.
We have been included in the list of
G-SIBs
each year since the initial list was published in November 2011 and were included on the list published in November 2021. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain is 1%.
Developments Related to Our Business
Establishment of the Sustainability Committee
On July 28, 2021, we announced the establishment of the sustainability committee as an internal committee of the board of directors, the aim of which is to enhance the supervision of our sustainability-related initiatives such as our efforts against climate change. The committee deliberates with and gives advice to the board of directors on the progress of the sustainability initiatives of the Group, domestic and overseas sustainability trends, and other matters related to sustainability.
Climate Change Initiatives
We have been endorsing the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) since December 2017. We are performing climate change scenario analyses as one of our approach for climate-related risk management and supporting our customers to address issues caused by climate change and realize a decarbonized society. On May 12, 2021, we published the Roadmap Addressing Climate Change and the Action Plan as our programs to tackle climate change and realize carbon neutrality by 2050. In the Action Plan, we set a target to become net zero in our groupwide operations by 2030 and raised the target amount of sustainable finance that supports clients’ efforts addressing climate change and transition. On August 31, 2021, we issued the “SMBC Group TCFD Report 2021,” which summarizes our approach on climate change in accordance with the TCFD Recommendations, and expressed our commitment to achieving net zero emissions across our overall investment and loan portfolio by 2050 in line with the goals of the Paris Agreement. In addition, on October 18, 2021, we announced our participation in the Net-Zero Banking Alliance (“NZBA”) in accordance with our public commitment. The NZBA is a global banking alliance aiming to achieve net zero greenhouse gas emissions from investment and loan portfolio by 2050, through setting science-based medium- to long-term reduction targets and disclosing their progress.
Repurchase and Cancellation of Own Shares
On November 12, 2021, our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. The cancellation of the repurchased shares is scheduled on December 20, 2022.
Changes in Principal Subsidiaries, Associates and Joint Ventures
On November 30, 2021, we acquired a 74.9% equity interest in Fullerton India Credit Company Limited (“Fullerton India”), which became our subsidiary. Fullerton India has a pan-India
distribution network and offers unsecured loans and loans against property to mainly small and medium-sized
enterprises and individual customers. Through this acquisition, we aim to gain a retail finance platform in India and further expand our business franchise in Asia.
Accounting Changes
See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION
The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.
Executive Summary
Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income decreased by ¥55,449 million from ¥1,561,628 million for the six months ended September 30, 2020 to ¥1,506,179 million for the six months ended September 30, 2021, primarily due to decreases in net investment income and net trading income, which were partially offset by an increase in net fee and commission income. However, our net profit increased by ¥43,217 million from ¥325,377 million for the six months ended September 30, 2020 to ¥368,594 million for the six months ended September 30, 2021, due to a decrease in impairment charges on financial assets, which was partially offset by the decrease in total operating income described above and an increase in operating expenses.
Our total assets decreased by ¥1,010,067 million from ¥235,024,987 million at March 31, 2021 to ¥234,014,920 million at September 30, 2021, primarily due to decreases in reverse repurchase agreements and cash collateral on securities borrowed and derivative financial instruments, which were partially offset by an increase in trading assets.
Our total liabilities decreased by ¥1,581,871 million from ¥222,748,837 million at March 31, 2021 to ¥221,166,966 million at September 30, 2021, primarily due to decreases in repurchase agreements and cash collateral on securities lent and deposits.
Our total equity increased by ¥571,804 million from ¥12,276,150 million at March 31, 2021 to ¥12,847,954 million at September 30, 2021, primarily due to increases in other reserves and retained earnings.

Operating Results
The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2021 and 2020.

	For the six months ended September 30,
	2021	2020

	(In millions, except per share data)
Interest income	¥843,712	¥939,921
Interest expense	139,973	242,059

Net interest income	703,739	697,862

Fee and commission income	608,157	542,388
Fee and commission expense	113,484	99,774

Net fee and commission income	494,673	442,614

Net trading income	94,980	114,571
Net income from financial assets and liabilities at fair value through profit or loss	97,643	107,224
Net investment income	62,549	135,721
Other income	52,595	63,636

Total operating income	1,506,179	1,561,628

Impairment charges on financial assets	18,770	245,319

Net operating income	1,487,409	1,316,309

General and administrative expenses	879,731	799,242
Other expenses	126,224	92,269

Operating expenses	1,005,955	891,511

Share of post-tax profit of associates and joint ventures	27,899	9,393

Profit before tax	509,353	434,191

Income tax expense	140,759	108,814

Net profit	¥368,594	¥325,377

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥361,393	¥316,382
Non-controlling interests	1,836	2,566
Other equity instruments holders	5,365	6,429

Earnings per share:
Basic	¥263.66	¥230.94
Diluted	263.55	230.82
Total operating income decreased by ¥55,449 million, or 4%, from ¥1,561,628 million for the six months ended September 30, 2020 to ¥1,506,179 million for the six months ended September 30, 2021, primarily due to decreases in net investment income and net trading income, which were partially offset by an increase in net fee and commission income. However, due to a decrease in impairment charges on financial assets, net operating income increased by ¥171,100 million from ¥1,316,309 million for the six months ended September 30, 2020, to ¥1,487,409 million for the six months ended September 30, 2021.
Net profit increased by ¥43,217 million from ¥325,377 million for the six months ended September 30, 2020 to ¥368,594 million for the six months ended September 30, 2021, as a result of the increase in net operating income described above, which was partially offset by an increase in general and administrative expenses and other expenses.
Net Interest Income
The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2021 and 2020.

	For the six months ended September 30,
	2021				2020
	Average balance (3)	Interest income	Average rate		Average balance (3)	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥913,488	¥1,093	0.24%		¥844,611	¥1,135	0.27%
Foreign offices	6,550,680	7,026	0.21%		4,824,779	8,719	0.36%

Total	7,464,168	8,119	0.22%		5,669,390	9,854	0.35%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	10,293,325	(2,110)	(0.04%	)	9,629,074	320	0.01%
Foreign offices	3,739,481	10,637	0.57%		3,087,331	15,337	0.99%

Total	14,032,806	8,527	0.12%		12,716,405	15,657	0.25%

Investment securities (1) :
Domestic offices	19,729,366	21,161	0.21%		14,941,741	26,861	0.36%
Foreign offices	5,335,167	37,595	1.41%		5,235,027	41,347	1.58%

Total	25,064,533	58,756	0.47%		20,176,768	68,208	0.68%

Loans and advances (2) :
Domestic offices	62,891,663	414,167	1.32%		64,329,484	431,083	1.34%
Foreign offices	33,980,939	354,143	2.08%		33,696,599	415,119	2.46%

Total	96,872,602	768,310	1.59%		98,026,083	846,202	1.73%

Total interest-earning assets:
Domestic offices	93,827,842	434,311	0.93%		89,744,910	459,399	1.02%
Foreign offices	49,606,267	409,401	1.65%		46,843,736	480,522	2.05%

Total	¥143,434,109	¥843,712	1.18%		¥136,588,646	¥939,921	1.38%

	For the six months ended September 30,
	2021				2020
	Average balance (3)	Interest expense	Average rate		Average balance (3)	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥96,524,376	¥4,483	0.01%		¥89,087,943	¥9,274	0.02%
Foreign offices	30,240,244	44,367	0.29%		28,187,307	102,883	0.73%

Total	126,764,620	48,850	0.08%		117,275,250	112,157	0.19%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest—bearing liabilities:
Domestic offices	11,065,458	(832)	(0.02%	)	10,908,290	(418)	(0.01%	)
Foreign offices	6,088,753	2,262	0.07%		5,271,647	8,005	0.30%

Total	17,154,211	1,430	0.02%		16,179,937	7,587	0.09%

Borrowings:
Domestic offices	19,001,687	14,948	0.16%		16,558,558	23,407	0.28%
Foreign offices	830,723	7,861	1.89%		747,148	16,362	4.38%

Total	19,832,410	22,809	0.23%		17,305,706	39,769	0.46%

Debt securities in issue:
Domestic offices	9,161,443	45,983	1.00%		9,921,363	58,576	1.18%
Foreign offices	2,113,310	2,034	0.19%		1,740,430	6,241	0.72%

Total	11,274,753	48,017	0.85%		11,661,793	64,817	1.11%

Premiums for deposit insurance:
Domestic offices	—	18,020	—		—	16,914	—
Foreign offices	—	847	—		—	815	—

Total	—	18,867	—		—	17,729	—

Total interest-bearing liabilities:
Domestic offices	135,752,964	82,602	0.12%		126,476,154	107,753	0.17%
Foreign offices	39,273,030	57,371	0.29%		35,946,532	134,306	0.75%

Total	¥175,025,994	¥139,973	0.16%		¥162,422,686	¥242,059	0.30%

Net interest income and interest rate spread		¥703,739	1.02%			¥697,862	1.08%

(1)
Taxable investment securities and
non-taxable
investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)
Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2021 compared to the six months ended September 30, 2020.

	Six months ended September 30, 2021 compared to six months ended September 30, 2020 Increase / (decrease)
	Volume	Rate	Net change
		(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥89	¥(131)	¥(42)
Foreign offices	2,509	(4,202)	(1,693)

Total	2,598	(4,333)	(1,735)

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	31	(2,461)	(2,430)
Foreign offices	2,773	(7,473)	(4,700)

Total	2,804	(9,934)	(7,130)

Investment securities:
Domestic offices	7,057	(12,757)	(5,700)
Foreign offices	778	(4,530)	(3,752)

Total	7,835	(17,287)	(9,452)

Loans and advances:
Domestic offices	(9,547)	(7,369)	(16,916)
Foreign offices	3,469	(64,445)	(60,976)

Total	(6,078)	(71,814)	(77,892)

Total interest income:
Domestic offices	(2,370)	(22,718)	(25,088)
Foreign offices	9,529	(80,650)	(71,121)

Total	¥7,159	¥(103,368)	¥(96,209)

	Six months ended September 30, 2021 compared to six months ended September 30, 2020 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥690	¥(5,481)	¥(4,791)
Foreign offices	7,006	(65,522)	(58,516)

Total	7,696	(71,003)	(63,307)

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	(8)	(406)	(414)
Foreign offices	1,068	(6,811)	(5,743)

Total	1,060	(7,217)	(6,157)

Borrowings:
Domestic offices	3,045	(11,504)	(8,459)
Foreign offices	1,659	(10,160)	(8,501)

Total	4,704	(21,664)	(16,960)

Debt securities in issue:
Domestic offices	(4,255)	(8,338)	(12,593)
Foreign offices	1,120	(5,327)	(4,207)

Total	(3,135)	(13,665)	(16,800)

Premiums for deposit insurance:
Domestic offices	1,106	—	1,106
Foreign offices	32	—	32

Total	1,138	—	1,138

Total interest expense:
Domestic offices	578	(25,729)	(25,151)
Foreign offices	10,885	(87,820)	(76,935)

Total	¥11,463	¥(113,549)	¥(102,086)

Net interest income:
Domestic offices	¥(2,948)	¥3,011	¥63
Foreign offices	(1,356)	7,170	5,814

Total	¥(4,304)	¥10,181	¥5,877

Interest Income
Our interest income decreased by ¥96,209 million, or 10%, from ¥939,921 million for the six months ended September 30, 2020 to ¥843,712 million for the six months ended September 30, 2021. This decrease was primarily due to a decrease in interest income on loans and advances of ¥77,892 million, or 9%. Interest income on loans and advances decreased by ¥16,916 million, or 4% at domestic offices and by ¥60,976 million, or 15% at foreign offices. The decreases were primarily due to a decrease in the average rate of loans at foreign offices, reflecting a decrease in the market interest rate and partially due to a decrease in the average balance of loans at domestic offices, reflecting repayments of loans which had previously increased as a result of our responses to corporate customers’ financing needs arising from the
COVID-19
pandemic.

Interest Expense
Our interest expense decreased by ¥102,086 million, or 42%, from ¥242,059 million for the six months ended September 30, 2020 to ¥139,973 million for the six months ended September 30, 2021, primarily due to a decrease in interest expense on deposits. Our interest expense on deposits decreased by ¥63,307 million, or 56%, from ¥112,157 million for the six months ended September 30, 2020 to ¥48,850 million for the six months ended September 30, 2021, primarily due to a decrease at foreign offices reflecting a decrease in the proportion of higher interest deposits as a result of restricting the provision of higher interest rates on deposits to our customers.
Net Interest Income
Our net interest income increased by ¥5,877 million, or 1%, from ¥697,862 million for the six months ended September 30, 2020 to ¥703,739 million for the six months ended September 30, 2021. This was primarily due to a decrease in the average rate of interest-bearing liabilities, primarily deposits, but offset by a decrease in the average rate of interest-earning assets, primarily loans.
From the six months ended September 30, 2020 to the six months ended September 30, 2021, the average rate on loans and advances at domestic offices decreased by 0.02 percentage points from 1.34% to 1.32%. The average rate on loans and advances at foreign offices decreased by 0.38 percentage points from 2.46% to 2.08%, resulting in the total for loans and advances decreasing by 0.14 percentage points from 1.73% to 1.59%. On the other hand, the average rate on deposits decreased by 0.11 percentage points from 0.19% to 0.08%, primarily due to a decrease in the average rate on deposits at foreign offices by 0.44 percentage points from 0.73% to 0.29%.
Net Fee and Commission Income
The following table sets forth our net fee and commission income for the six months ended September 30, 2021 and 2020.

	For the six months ended September 30,
	2021	2020

	(In millions)
Fee and commission income from:
Loans	¥60,585	¥55,601
Credit card business	160,119	146,308
Guarantees	32,579	32,459
Securities-related business	84,673	75,761
Deposits	8,300	7,314
Remittances and transfers	72,036	67,867
Safe deposits	2,021	2,106
Trust fees	2,631	2,243
Investment trusts	93,860	71,930
Agency	4,574	3,973
Others	86,779	76,826

Total fee and commission income	608,157	542,388

Fee and commission expense from:
Remittances and transfers	20,988	20,098
Others	92,496	79,676

Total fee and commission expense	113,484	99,774

Net fee and commission income	¥494,673	¥442,614

Fee and commission income increased by ¥65,769 million, or 12%, from ¥542,388 million for the six months ended September 30, 2020 to ¥608,157 million for the six months ended September 30, 2021. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through investment trusts, fees and commissions obtained though securities-related business, remittance and transfer fees, and loan transaction fees. The increase in fee and commission income was primarily due to an increase in fees and commissions obtained through investment trusts reflecting the strong performance of the wealth management business under a robust market environment, and an increase in income from the credit card business partly reflecting the recovery of private consumption which had previously declined due to the impact of the
COVID-19
pandemic.
Fee and commission expense increased by ¥13,710 million, or 14%, from ¥99,774 million for the six months ended September 30, 2020 to ¥113,484 million for the six months ended September 30, 2021.
As a result, net fee and commission income increased by ¥52,059 million, or 12%, from ¥442,614 million for the six months ended September 30, 2020 to ¥494,673 million for the six months ended September 30, 2021.
Net Income from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss, and Investment Securities
The following table sets forth our net income from trading, financial assets and liabilities at fair value through profit or loss, and investment securities for the six months ended September 30, 2021 and 2020.

	For the six months ended September 30,
	2021	2020

	(In millions)
Net trading income:
Interest rate	¥77,974	¥86,559
Foreign exchange	(19,312)	33,519
Equity	37,542	(3,239)
Credit	(1,119)	(2,529)
Others	(105)	261

Total net trading income	¥94,980	¥114,571

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥99,650	¥96,645
Net income from equity instruments	1,355	12,944
Net loss from financial liabilities designated at fair value through profit or loss	(3,362)	(2,365)

Total net income from financial assets and liabilities at fair value through profit or loss	¥97,643	¥107,224

Net investment income:
Net gain from disposal of debt instruments	¥21,134	¥104,141
Dividend income	41,415	31,580

Total net investment income	¥62,549	¥135,721

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥19,591 million from ¥114,571 million for the six months ended September 30, 2020 to ¥94,980 million for the six months ended September 30, 2021. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions, which was partially offset by an increase in net trading income from equity related transactions.

Net income from financial assets and liabilities at fair value through profit or loss decreased by ¥9,581 million from ¥107,224 million for the six months ended September 30, 2020 to ¥97,643 million for the six months ended September 30, 2021. This was primarily due to a decrease in net gains from private equity investments.
Net investment income decreased by ¥73,172 million from ¥135,721 million for the six months ended September 30, 2020 to ¥62,549 million for the six months ended September 30, 2021. This was primarily due to a decrease in net gains from sales of bonds.
Impairment Charges on Financial Assets
The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2021 and 2020.

	For the six months ended September 30,
	2021	2020

	(In millions)
Loans and advances	¥13,855	¥224,996
Loan commitments	7,694	15,587
Financial guarantees	(2,779)	4,736

Total impairment charges on financial assets	¥18,770	¥245,319

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.
Impairment charges on financial assets decreased by ¥226,549 million from ¥245,319 million for the six months ended September 30, 2020 to ¥18,770 million for the six months ended September 30, 2021, primarily due to a decrease in impairment charges on loans and advances. The decrease was primarily due to a decrease in the provision for loan losses as a result of modest economic recovery. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”
General and Administrative Expenses
The following table sets forth our general and administrative expenses for the six months ended September 30, 2021 and 2020.

	For the six months ended September 30,
	2021	2020

	(In millions)
Personnel expenses	¥409,435	¥365,575
Depreciation and amortization	131,234	128,436
Building and maintenance expenses	4,502	2,654
Supplies expenses	7,766	7,158
Communication expenses	15,972	15,959
Publicity and advertising expenses	58,117	36,747
Taxes and dues	42,861	42,191
Outsourcing expenses	54,021	52,477
Office equipment expenses	30,258	26,782
Others	125,565	121,263

Total general and administrative expenses	¥879,731	¥799,242

General and administrative expenses increased by ¥80,489 million, or 10%, from ¥799,242 million for the six months ended September 30, 2020 to ¥879,731 million for the six months ended September 30, 2021. The increase was due to the recovery of business activities from the
COVID-19
pandemic, as well as the higher marketing costs in our credit card business which is successfully increasing new customers. In addition to the above, the decrease in the defined benefit obligation resulting from the amendment to the terms of SMBC’s defined benefit pension plans was recognized as a profit against the personnel expenses for the six months ended September 30, 2020. Accordingly, the personnel expenses included in general and administrative expenses for the current period increased.
Share of
Post-tax
Profit of Associates and Joint Ventures
Share of
post-tax
profit of associates and joint ventures increased by ¥18,506 million from ¥9,393 million for the six months ended September 30, 2020 to ¥27,899 million for the six months ended September 30, 2021, primarily due to an increase in share of the profit of associates and joint ventures engaged in leasing business.
Income Tax Expense
Income tax expense increased by ¥31,945 million from ¥108,814 million for the six months ended September 30, 2020 to ¥140,759 million for the six months ended September 30, 2021. The increase was primarily due to an increase in current tax expense resulting from an increase in taxable income.
Business Segment Analysis
Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.
We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.
Description of Business Segments
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement,
M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Finance Service.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities, together with three consumer finance companies, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.

Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute and SMDAM. It also includes the elimination items related to internal transactions between the Group companies.
Segmental Results of Operations
The following tables show our results of operations by business segment for the six months ended September 30, 2021 and 2020.
For the six months ended September 30, 2021:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥329.5	¥568.1	¥394.5	¥250.9	¥(111.7)	¥1,431.3
General and administrative expenses	(148.9)	(464.9)	(213.9)	(43.0)	(5.2)	(875.9)
Others (2)	30.3	0.8	25.1	17.6	(43.1)	30.7

Consolidated net business profit	¥210.9	¥104.0	¥205.7	¥225.5	¥(160.0)	¥586.1

For the six months ended September 30, 2020:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥282.5	¥548.7	¥343.4	¥257.9	¥(55.1)	¥1,377.4
General and administrative expenses	(146.6)	(443.3)	(177.7)	(40.2)	(28.6)	(836.4)
Others (2)	24.5	1.2	8.9	17.1	(41.5)	10.2

Consolidated net business profit	¥160.4	¥106.6	¥174.6	¥234.8	¥(125.2)	¥551.2

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within our business segments in the managerial accounting.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2021. It also includes the changes from the same period in the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.
Wholesale Business Unit
Consolidated gross profit for the six months ended September 30, 2021 was ¥329.5 billion and increased by ¥34.5 billion on an adjusted basis compared to the six months ended September 30, 2020. This was primarily due to increases in fee and commission income related to real estate finance and structured finance, and foreign exchange fees.
General and administrative expenses for the six months ended September 30, 2021 was ¥148.9 billion and increased by ¥4.4 billion on an adjusted basis compared to the six months ended September 30, 2020.
Others for the six months ended September 30, 2021 was ¥30.3 billion.
As a result, consolidated net business profit for the six months ended September 30, 2021 was ¥210.9 billion and increased by ¥36.0 billion on an adjusted basis compared to the six months ended September 30, 2020.
Retail Business Unit
Consolidated gross profit for the six months ended September 30, 2021 was ¥568.1 billion and increased by ¥20.9 billion on an adjusted basis compared to the six months ended September 30, 2020. This was primarily due to an increase in income from the wealth management businesses reflecting the robust market environment and the payment businesses.
General and administrative expenses for the six months ended September 30, 2021 was ¥464.9 billion and increased by ¥20.4 billion on an adjusted basis compared to the six months ended September 30, 2020. This was primarily due to an increase in revenue-linked variable costs of Sumitomo Mitsui Card.
Others for the six months ended September 30, 2021 was ¥0.8 billion.
As a result, consolidated net business profit for the six months ended September 30, 2021 was ¥104.0 billion and increased by ¥0.1 billion on an adjusted basis compared to the six months ended September 30, 2020.
Global Business Unit
Consolidated gross profit for the six months ended September 30, 2021 was ¥394.5 billion and increased by ¥23.0 billion on an adjusted basis compared to the six months ended September 30, 2020. This was primarily due to an increase in income from the lending businesses of SMBC and its foreign subsidiaries.
General and administrative expenses for the six months ended September 30, 2021 was ¥213.9 billion and increased by ¥24.3 billion on an adjusted basis compared to the six months ended September 30, 2020. This was primarily due to increases in expenses related to overseas business development as well as enhancement of the governance system.
Others for the six months ended September 30, 2021 was ¥25.1 billion and increased by ¥14.1 billion on an adjusted basis compared to the six months ended September 30, 2020. This was primarily due to an increase in our share of post-tax
profit of associates and joint ventures.
As a result, consolidated net business profit for the six months ended September 30, 2021 was ¥205.7 billion and increased by ¥12.8 billion on an adjusted basis compared to the six months ended September 30, 2020.

Global Markets Business Unit
Consolidated gross profit for the six months ended September 30, 2021 was ¥250.9 billion and decreased by ¥7.5 billion on an adjusted basis compared to the six months ended September 30, 2020. This was primarily due to decreases in gains on sales of bonds, although it was partially offset by an increase in net income from equity related transactions through nimble portfolio management dealing with a rise in stock prices.
General and administrative expenses for the six months ended September 30, 2021 was ¥43.0 billion and increased by ¥2.1 billion on an adjusted basis compared to the six months ended September 30, 2020.
Others for the six months ended September 30, 2021 was ¥17.6 billion.
As a result, consolidated net business profit for the six months ended September 30, 2021 was ¥225.5 billion and decreased by ¥9.1 billion on an adjusted basis compared to the six months ended September 30, 2020.
Revenues by Region
The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2021	2020
Region:
Japan	66%	63%
Foreign:
Americas	13%	14%
Europe and Middle East	8%	9%
Asia and Oceania (excluding Japan)	13%	14%

Total	100%	100%

Financial Condition
Assets
Our total assets decreased by ¥1,010,067 million from ¥235,024,987 million at March 31, 2021 to ¥234,014,920 million at September 30, 2021. The decrease was primarily due to decreases in reverse repurchase agreements and cash collateral on securities borrowed and derivative financial instruments, which were partially offset by an increase in trading assets.

Our assets at September 30, 2021 and March 31, 2021 were as follows:

	At September 30, 2021	At March 31, 2021

	(In millions)
Cash and deposits with banks	¥72,441,782	¥73,090,816
Call loans and bills bought	2,761,535	2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed	10,637,655	11,738,072
Trading assets	4,205,414	3,140,736
Derivative financial instruments	4,675,358	5,521,617
Financial assets at fair value through profit or loss	1,687,901	1,744,848
Investment securities	30,684,444	31,051,461
Loans and advances	98,046,153	97,714,938
Investments in associates and joint ventures	895,970	886,685
Property, plant and equipment	1,757,359	1,754,661
Intangible assets	829,441	819,720
Other assets	5,347,873	4,945,631
Current tax assets	14,178	33,376
Deferred tax assets	29,857	28,958

Total assets	¥234,014,920	¥235,024,987

Loans and Advances
Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.
At September 30, 2021, our loans and advances were ¥98,046,153 million, or 42% of total assets, representing an increase of ¥331,215 million, or 0.3%, from ¥97,714,938 million at March 31, 2021. The increase in loans and advances was due to an increase in those to foreign customers, which was largely offset by a decrease in those to domestic customers. The increase in loans and advances to foreign customers was primarily due to an increase in those to our foreign customers in Asian countries and the United States. On the other hand, the decrease in loans and advances to domestic customers was due to repayments of loans which had previously increased as a result of our responses to our corporate customers’ financing needs arising from the
COVID-19
pandemic.

Domestic
Through SMBC and other banking and
non-bank
subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2021	At March 31, 2021

	(In millions)
Manufacturing	¥9,761,046	¥10,174,683
Agriculture, forestry, fisheries and mining	271,673	277,471
Construction	861,024	886,539
Transportation, communications and public enterprises	6,022,863	5,878,522
Wholesale and retail	5,965,010	6,014,746
Finance and insurance	3,192,712	3,423,625
Real estate and goods rental and leasing	11,887,788	11,760,698
Services	4,756,637	4,831,938
Municipalities	606,439	625,639
Lease financing	21,360	24,678
Consumer (1)	15,187,619	15,274,719
Others (2)	3,934,213	4,133,900

Total domestic	¥62,468,384	¥63,307,158

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,665,229 million and ¥10,736,709 million at September 30, 2021 and March 31, 2021, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.
Foreign
The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2021	At March 31, 2021

	(In millions)
Public sector	¥274,920	¥309,372
Financial institutions	7,812,600	7,241,844
Commerce and industry	25,383,906	24,659,663
Lease financing	295,510	306,988
Others	2,877,465	3,000,530

Total foreign	¥36,644,401	¥35,518,397

Allowance for Loan Losses
We calculate the allowance for loan losses under the expected credit losses (“ECL”) model using the latest obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. We incorporate forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional adjustments if the current circumstances, events or conditions at the relevant portfolio level are not fully reflected in the ECL model.

Although we understand that there is significant uncertainty in predicting the severity and duration of the
COVID-19
pandemic and its impact on the Japanese and global economy, we assumed that the Japanese and global economy will recover from the fiscal year ending March 31, 2022, reflecting the roll-out
of vaccines, and reach the
pre-COVID-19
level by the beginning of the fiscal year ending March 31, 2023. This assumption was considered in determining the base scenario. The following table shows the growth rates of Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2022	2023

	(%)
Japanese GDP	3.4	2.9
Global GDP	6.0	4.2
In determining the need for making additional ECL adjustments, we considered whether there is an increased credit risk for some portfolios on which the
COVID-19
pandemic would have a material adverse impact but where the impact was not fully incorporated in the ECL model. This included the consideration of the temporary impact on probability of default of various measures taken by governments. We evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities. As a consequence, we continued to recognize additional ECL adjustments for portfolios related to some industries.
For the six months ended September 30, 2021, the allowance for loan losses decreased by ¥49,279 million, or 6%, from ¥849,287 million at the beginning of the period to ¥800,008 million at the end of the period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized, and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥13,855 million and charge-offs of ¥72,949 million for the six months ended September 30, 2021, the charge-offs exceeded the provision for loan losses and the overall allowance for loan losses decreased.
The provision for loan losses decreased by ¥211,141 million from ¥224,996 million for the six months ended September 30, 2020 to ¥13,855 million for the six months ended September 30, 2021. The decrease was primarily due to the modest economic recovery and a decrease in the provision for loan losses related to some large borrowers where there had been an increase for the six months ended September 30, 2020. Charge-offs decreased by ¥7,745 million from ¥80,694 million for the six months ended September 30, 2020 to ¥72,949 million for the six months ended September 30, 2021, primarily due to a decrease in charge-offs related to foreign loans.

The following tables show the analysis of our allowance for loan losses for the six months ended September 30, 2021 and 2020.

	At September 30, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses :
Balance at April 1, 2021	¥170,156	¥255,909	¥423,222	¥849,287
Net transfers between stages	(8,713)	(1,465)	10,178	—
Provision (credit) for loan losses	(2,382)	(14,193)	30,430	13,855
Charge-offs (1)	—	—	72,949	72,949
Recoveries	—	—	7,032	7,032

Net charge-offs	—	—	65,917	65,917
Others (2)	828	1,131	824	2,783

Balance at September 30, 2021	¥159,889	¥241,382	¥398,737	¥800,008

	At September 30, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses :
Balance at April 1, 2020	¥203,286	¥147,382	¥355,737	¥706,405
Net transfers between stages	(3,299)	(10,720)	14,019	—
Provision (credit) for loan losses	(23,142)	166,273	81,865	224,996
Charge-offs (1)	—	—	80,694	80,694
Recoveries	—	—	6,365	6,365

Net charge-offs	—	—	74,329	74,329
Others (2)	24	(572)	1,424	876

Balance at September 30, 2020	¥176,869	¥302,363	¥378,716	¥857,948

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2021 and 2020.
Impaired Loans and Advances
A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.
“Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.
Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.
“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems causes management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at September 30, 2021 and March 31, 2021 by domicile and type of industry of the borrowers. At September 30, 2021, gross impaired loans and advances were ¥1,086,562 million, a decrease of ¥85,014 million from ¥1,171,576 million at March 31, 2021. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
was 1.1% at September 30, 2021, a decrease of 0.1 percentage points from 1.2% at March 31, 2021.

	At September 30, 2021	At March 31, 2021

	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥49,259	¥63,894
Agriculture, forestry, fisheries and mining	8,087	7,836
Construction	7,860	8,086
Transportation, communications and public enterprises	35,778	36,177
Wholesale and retail	73,114	75,040
Finance and insurance	6,623	6,842
Real estate and goods rental and leasing	24,806	26,658
Services	70,944	64,574
Consumer	158,047	156,133
Others	17,706	23,474

Total domestic	452,224	468,714

Foreign:
Financial institutions	8,152	11,632
Commerce and industry	176,286	179,199
Others	17,779	23,012

Total foreign	202,217	213,843

Total	654,441	682,557

Past due three months or more (loans):
Domestic	37,030	37,297
Foreign	1,525	—

Total	38,555	37,297

Restructured (loans):
Domestic	222,882	228,631
Foreign	96,836	146,324

Total	319,718	374,955

Other impaired (loans and advances):
Domestic	27,070	36,343
Foreign	46,778	40,424

Total	73,848	76,767

Gross impaired loans and advances	1,086,562	1,171,576

Less: Allowance for loan losses for impaired loans and advances	(398,737)	(423,222)

Net impaired loans and advances	¥687,825	¥748,354

Investment Securities
Our investment securities, consisting of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥30,684,444 million at September 30, 2021, a decrease of ¥367,017 million, or 1%, from ¥31,051,461 million at March 31, 2021. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds, which was partially offset by an increase in the fair value of our equity instruments.
Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.
Our debt instruments at amortized cost amounted to ¥69,795 million at September 30, 2021, a decrease of ¥2,220 million, or 3%, from ¥72,015 million at March 31, 2021, primarily due to redemptions of bonds issued by foreign governments and official institutions excluding U.S. Treasury and other U.S. government agencies.
Domestic debt instruments at fair value through other comprehensive income amounted to ¥15,159,758 million at September 30, 2021, a decrease of ¥592,680 million, or 4%, from ¥15,752,438 million at March 31, 2021. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥10,546,438 million of foreign debt instruments at September 30, 2021, which was a decrease of ¥93,759 million, or 1%, from ¥10,640,197 million at March 31, 2021. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The decrease was primarily due to decreases in our holdings of mortgage-backed securities and bonds issued by other governments and official institutions, which were partially offset by an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.
We had ¥4,052,373 million of domestic equity instruments and ¥856,080 million of foreign equity instruments at September 30, 2021, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, increased by ¥132,586 million, or 3%, from ¥3,919,787 million at March 31, 2021. Net unrealized gains on our domestic equity instruments increased by ¥150,206 million, or 6%, from ¥2,527,041 million at March 31, 2021 to ¥2,677,247 million at September 30, 2021. The increase was primarily due to an increase in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments increased by ¥97,848 million, or 18%, from ¥530,264 million at March 31, 2021 to ¥628,112 million at September 30, 2021, mainly reflecting favorable conditions in overseas stock markets.
We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2021 and March 31, 2021.

	At September 30, 2021
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥22,300	¥13	¥22	¥22,291

Total domestic	22,300	13	22	22,291

Foreign:
Bonds issued by other governments and official institutions (2)	44,667	178	131	44,714
Other debt instruments	2,828	19	—	2,847

Total foreign	47,495	197	131	47,561

Total	¥69,795	¥210	¥153	¥69,852

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥13,455,975	¥196	¥10,123	¥13,446,048
Japanese municipal bonds	930,441	1,254	761	930,934
Japanese corporate bonds	781,993	1,955	1,482	782,466
Other debt instruments	310	—	—	310

Total domestic	15,168,719	3,405	12,366	15,159,758

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,883,583	38,072	75,535	5,846,120
Bonds issued by other governments and official institutions (2)	2,923,325	6,028	27,932	2,901,421
Mortgage-backed securities	1,412,651	26,006	6,979	1,431,678
Other debt instruments	365,964	1,381	126	367,219

Total foreign	10,585,523	71,487	110,572	10,546,438

Total	¥25,754,242	¥74,892	¥122,938	¥25,706,196

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,375,126	¥2,743,898	¥66,651	¥4,052,373
Foreign	227,968	633,201	5,089	856,080

Total	¥1,603,094	¥3,377,099	¥71,740	¥4,908,453

	At March 31, 2021
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥22,300	¥2	¥62	¥22,240

Total domestic	22,300	2	62	22,240

Foreign:
Bonds issued by other governments and official institutions (2)	47,129	221	239	47,111
Other debt instruments	2,586	—	43	2,543

Total foreign	49,715	221	282	49,654

Total	¥72,015	¥223	¥344	¥71,894

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥14,305,742	¥1,507	¥13,638	¥14,293,611
Japanese municipal bonds	733,275	414	1,067	732,622
Japanese corporate bonds	727,473	1,111	2,689	725,895
Other debt instruments	310	—	—	310

Total domestic	15,766,800	3,032	17,394	15,752,438

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,601,838	49,692	86,586	5,564,944
Bonds issued by other governments and official institutions (2)	3,006,178	8,231	20,377	2,994,032
Mortgage-backed securities	1,635,340	35,271	11,879	1,658,732
Other debt instruments	421,084	1,488	83	422,489

Total foreign	10,664,440	94,682	118,925	10,640,197

Total	¥26,431,240	¥97,714	¥136,319	¥26,392,635

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,392,746	¥2,592,655	¥65,614	¥3,919,787
Foreign	136,760	549,741	19,477	667,024

Total	¥1,529,506	¥3,142,396	¥85,091	¥4,586,811

(1)	Amortized cost for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.
(2)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2021 and March 31, 2021.

	At September 30, 2021
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥—	¥—	¥15,678	¥22	¥15,678	¥22

Total domestic	—	—	15,678	22	15,678	22

Foreign:
Bonds issued by other governments and official institutions (1)	4,521	131	—	—	4,521	131
Other debt instruments	—	—	—	—	—	—

Total foreign	4,521	131	—	—	4,521	131

Total	¥4,521	¥131	¥15,678	¥22	¥20,199	¥153

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥10,744,046	¥4,002	¥984,437	¥6,121	¥11,728,483	¥10,123
Japanese municipal bonds	246,348	479	170,109	282	416,457	761
Japanese corporate bonds	113,076	209	241,160	1,273	354,236	1,482
Other debt instruments	—	—	—	—	—	—

Total domestic	11,103,470	4,690	1,395,706	7,676	12,499,176	12,366

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,715,712	56,849	350,458	18,686	3,066,170	75,535
Bonds issued by other governments and official institutions (1)	1,674,850	26,562	170,655	1,370	1,845,505	27,932
Mortgage-backed securities	729,653	6,977	769	2	730,422	6,979
Other debt instruments	47,562	125	2,027	1	49,589	126

Total foreign	5,167,777	90,513	523,909	20,059	5,691,686	110,572

Total	¥16,271,247	¥95,203	¥1,919,615	¥27,735	¥18,190,862	¥122,938

Equity instruments at fair value through other comprehensive income:
Domestic	¥59,293	¥5,705	¥131,657	¥60,946	¥190,950	¥66,651
Foreign	5,241	400	9,223	4,689	14,464	5,089

Total	¥64,534	¥6,105	¥140,880	¥65,635	¥205,414	¥71,740

	At March 31, 2021
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥2,300	¥—	¥16,238	¥62	¥18,538	¥62

Total domestic	2,300	—	16,238	62	18,538	62

Foreign:
Bonds issued by other governments and official institutions (1)	10,279	239	—	—	10,279	239
Other debt instruments	1,026	43	—	—	1,026	43

Total foreign	11,305	282	—	—	11,305	282

Total	¥13,605	¥282	¥16,238	¥62	¥29,843	¥344

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,019,285	¥2,155	¥3,208,353	¥11,483	¥10,227,638	¥13,638
Japanese municipal bonds	338,284	606	140,848	461	479,132	1,067
Japanese corporate bonds	197,020	416	240,088	2,273	437,108	2,689
Other debt instruments	—	—	—	—	—	—

Total domestic	7,554,589	3,177	3,589,289	14,217	11,143,878	17,394

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,174,495	86,586	—	—	3,174,495	86,586
Bonds issued by other governments and official institutions (1)	1,652,235	20,372	30,706	5	1,682,941	20,377
Mortgage-backed securities	594,950	11,874	1,511	5	596,461	11,879
Other debt instruments	160,498	80	14,329	3	174,827	83

Total foreign	5,582,178	118,912	46,546	13	5,628,724	118,925

Total	¥13,136,767	¥122,089	¥3,635,835	¥14,230	¥16,772,602	¥136,319

Equity instruments at fair value through other comprehensive income:
Domestic	¥24,850	¥3,134	¥164,109	¥62,480	¥188,959	¥65,614
Foreign	6	384	23,149	19,093	23,155	19,477

Total	¥24,856	¥3,518	¥187,258	¥81,573	¥212,114	¥85,091

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

Trading Assets
The following table shows our trading assets at September 30, 2021 and March 31, 2021. Our trading assets were ¥4,205,414 million at September 30, 2021, an increase of ¥1,064,678 million from ¥3,140,736 million at March 31, 2021. The increase was primarily due to an increase in our holdings of Japanese government bonds.

	At September 30, 2021	At March 31, 2021

	(In millions)
Debt instruments	¥3,869,091	¥2,732,480
Equity instruments	336,323	408,256

Total trading assets	¥4,205,414	¥3,140,736

Financial Assets at Fair Value Through Profit or Loss
The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2021 and March 31, 2021. The fair value was ¥1,687,901 million at September 30, 2021, a decrease of ¥56,947 million from ¥1,744,848 million at March 31, 2021. The decrease was primarily due to a decrease in our holdings of stocks which are not designated as at fair value through other comprehensive income.

	At September 30, 2021	At March 31, 2021

	(In millions)
Debt instruments	¥1,651,293	¥1,667,164
Equity instruments	36,608	77,684

Total financial assets at fair value through profit or loss	¥1,687,901	¥1,744,848

Liabilities
Our total liabilities decreased by ¥1,581,871 million from ¥222,748,837 million at March 31, 2021 to ¥221,166,966 million at September 30, 2021, primarily due to decreases in repurchase agreements and cash collateral on securities lent and deposits.
The following table shows our liabilities at September 30, 2021 and March 31, 2021.

	At September 30, 2021	At March 31, 2021

	(In millions)
Deposits	¥154,153,848	¥155,493,654
Call money and bills sold	1,723,492	1,368,515
Repurchase agreements and cash collateral on securities lent	16,260,974	18,509,906
Trading liabilities	2,514,424	2,080,826
Derivative financial instruments	4,176,343	4,949,433
Financial liabilities designated at fair value through profit or loss	362,172	239,519
Borrowings	20,165,579	19,423,355
Debt securities in issue	11,687,594	11,228,600
Provisions	213,799	224,274
Other liabilities	9,309,782	8,777,502
Current tax liabilities	65,601	53,718
Deferred tax liabilities	533,358	399,535

Total liabilities	¥221,166,966	¥222,748,837

Deposits
We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing
demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities) and financial institutions.
SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.
Our deposit balances at September 30, 2021 were ¥154,153,848 million, a decrease of ¥1,339,806 million from ¥155,493,654 million at March 31, 2021. The decrease was primarily due to decreases in interest-bearing demand deposits and time deposits at foreign offices reflecting a decrease in the proportion of higher interest deposits resulting from restricting the provision of higher interest rates on deposits to our customers under a relatively strong funding market, which were partially offset by increases in non-interest-bearing
demand deposits and interest-bearing demand deposits at domestic offices reflecting an increase in deposits from individual customers resulting from the slow recovery of private consumption affected by the
COVID-19
pandemic.
The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2021 and March 31, 2021.

	At September 30, 2021	At March 31, 2021

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥27,205,657	¥26,509,136
Interest-bearing demand deposits	64,575,735	63,810,233
Deposits at notice	711,915	732,564
Time deposits	17,681,134	17,833,960
Negotiable certificates of deposit	4,646,141	5,603,154
Others	8,606,222	8,578,530

Total domestic offices	123,426,804	123,067,577

Foreign offices:
Non-interest-bearing demand deposits	1,885,850	1,760,079
Interest-bearing demand deposits	3,613,944	4,825,345
Deposits at notice	11,078,098	10,730,094
Time deposits	6,647,277	7,985,027
Negotiable certificates of deposit	7,316,533	6,967,464
Others	185,342	158,068

Total foreign offices	30,727,044	32,426,077

Total deposits	¥154,153,848	¥155,493,654

Borrowings
Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At September 30, 2021, our borrowings were ¥20,165,579 million, an increase of ¥742,224 million, or 4%, from ¥19,423,355 million at March 31, 2021, primarily due to an increase in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2021 and March 31, 2021.

	At September 30, 2021	At March 31, 2021

	(In millions)
Unsubordinated borrowings	¥18,338,627	¥17,565,291
Subordinated borrowings	249,877	249,833
Liabilities associated with securitization transactions	1,216,510	1,227,590
Lease liabilities	360,565	380,641

Total borrowings	¥20,165,579	¥19,423,355

Debt Securities in Issue
Debt securities in issue at September 30, 2021 were ¥11,687,594 million, an increase of ¥458,994 million, or 4%, from ¥11,228,600 million at March 31, 2021, primarily due to an increase in unsubordinated bonds.

	At September 30, 2021	At March 31, 2021

	(In millions)
Commercial paper	¥2,473,145	¥2,325,290
Unsubordinated bonds	8,015,060	7,625,948
Subordinated bonds	1,199,389	1,277,362

Total debt securities in issue	¥11,687,594	¥11,228,600

Total Equity
Our total equity increased by ¥571,804 million from ¥12,276,150 million at March 31, 2021 to ¥12,847,954 million at September 30, 2021, primarily due to increases in other reserves and retained earnings. The increase in other reserves was primarily due to an increase in the financial instruments at fair value through other comprehensive income reserve reflecting a rise in the fair value of domestic equity instruments. The increase in retained earnings mainly reflected our net profit.

	At September 30, 2021	At March 31, 2021

	(In millions)
Capital stock	¥2,341,878	¥2,341,274
Capital surplus	727,914	722,595
Retained earnings	6,345,833	6,078,208
Treasury stock	(13,409)	(13,699)

Equity excluding other reserves	9,402,216	9,128,378
Other reserves	2,723,890	2,430,857

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	12,126,106	11,559,235
Non-controlling interests	69,974	68,379
Equity attributable to other equity instruments holders	651,874	648,536

Total equity	¥12,847,954	¥12,276,150

Liquidity
We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.
As shown in the following table, total deposits decreased by ¥1,339,806 million from ¥155,493,654 million at March 31, 2021 to ¥154,153,848 million at September 30, 2021. The balance of deposits at September 30, 2021 exceeded the balance of loans and advances by ¥56,107,695 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit
ratio (total loans and advances divided by total deposits) in the same period was 64%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2021	At March 31, 2021

	(In millions)
Loans and advances	¥98,046,153	¥97,714,938
Deposits	154,153,848	155,493,654
We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.
Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.
We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.
We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective
basis.
We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at November 30, 2021.

At November 30, 2021
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A	N	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at November 30, 2021.

At November 30, 2021
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A	N	F1
We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.
The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013. Under these guidelines, banks and bank holding companies with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The following table shows the LCRs of the Company and SMBC for the three months ended September 30, 2021. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended September 30, 2021 (1)
SMFG (consolidated)	144.7%
SMBC (consolidated)	147.9%
SMBC (nonconsolidated)	151.3%

(1)
Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCRs for the three months ended September 30, 2021, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2021.
Capital Management
With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.
Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.
The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.
We and SMBC have adopted the advanced IRB approach since March 2009 and the AMA since March 2008.
In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.
In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as
G-SIBs,
which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of
G-SIB
capital surcharge that applies to us based on the FSB’s determination is 1%. The FSB updates its list of
G-SIBs
on an annual basis.
To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement and total capital requirement have been 4.5%, 6% and 8%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the
G-SIB
capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.
In December 2017, the Group of Central Bank Governors and Heads of Supervision endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2021.
In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 2015, to help ensure broad and adequate capture of both on-
and
off-balance
sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.
In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
will be implemented as a Pillar 1 measurement from January 1, 2023.

In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 2019. In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021. In March 2021, the FSA extended the expiry date of these amendments to March 31, 2022.
The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2021 and March 31, 2021, based on the Basel III rules.

	At September 30, 2021	At March 31, 2021

	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	18.28%	18.61%
Tier 1 risk-weighted capital ratio	16.85%	16.96%
Common Equity Tier 1 risk-weighted capital ratio	15.92%	16.00%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,563.1	¥12,289.3
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,577.4	11,199.3
Common Equity Tier 1 capital	10,938.9	10,562.8
Risk-weighted assets	68,689.4	66,008.0
The amount of minimum total capital requirements (1)	5,495.2	5,280.6

Leverage ratio	5.79%	5.65%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling
interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.
Non-controlling
interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling
interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.
Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.
Additional Tier 1 capital consists primarily of perpetual subordinated bonds.
Tier 2 capital consists primarily of subordinated debt securities.
Capital instruments such as subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or

Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out
period beginning March 31, 2013. The remaining balance of those non-qualifying
capital instruments recognized as Additional Tier 1 or Tier 2 capital are being reduced in annual 10% increments and will be fully phased out by March 31, 2022.
Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. In March 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 2014 by increments of 20% and have been fully counted as Common Equity Tier 1 capital since March 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.
Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2021 and March 31, 2021 on a consolidated and nonconsolidated basis.

	At September 30, 2021	At March 31, 2021

	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	17.20%	17.72%
Tier 1 risk-weighted capital ratio	15.56%	15.89%
Common Equity Tier 1 risk-weighted capital ratio	13.72%	13.98%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,707.9	¥10,612.4
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,689.7	9,518.0
Common Equity Tier 1 capital	8,542.8	8,374.7
Risk-weighted assets	62,238.9	59,871.2
The amount of minimum total capital requirements (1)	4,979.1	4,789.7

Leverage ratio	5.24%	5.21%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	16.19%	16.96%
Tier 1 risk-weighted capital ratio	14.52%	15.08%
Common Equity Tier 1 risk-weighted capital ratio	12.60%	13.09%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,573.5	¥9,651.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,581.3	8,580.9
Common Equity Tier 1 capital	7,451.8	7,451.4
Risk-weighted assets	59,098.7	56,883.5
The amount of minimum total capital requirements (1)	4,727.9	4,550.7

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2021, the capital adequacy ratio was 288.3% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT
Risk Management System
Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form
20-F
for the fiscal year ended March 31, 2021. There were no material changes in our risk management system for the six months ended September 30, 2021.
Credit Risk
Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2021. There were no material changes in our credit risk management system for the six months ended September 30, 2021.
Market Risk
Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2021.
Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).
VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point
(0.01%) movement in interest rates.
The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading
activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic shareholding investment portfolio); and

•	an observation period of four years (ten years for the strategic shareholding investment portfolio).
This method is reviewed periodically and refined, if necessary.

VaR Summary
The following tables set forth our VaR for trading activities and non-trading
activities by risk categories for the six months ended September 30, 2021.
VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2021:
SMBC Consolidated
Maximum	¥7.5	¥10.3	¥3.0	¥5.4	¥9.0
Minimum	5.1	7.9	0.3	3.4	6.1
Daily average	6.2	9.2	1.4	4.6	7.6
At September 30, 2021	7.2	9.8	1.9	4.9	8.0
At March 31, 2021	5.5	8.1	0.1	3.5	6.2

SMFG Consolidated
Maximum	¥20.0	¥12.8	¥9.4	¥5.4	¥27.8
Minimum	13.8	8.6	5.9	3.4	20.6
Daily average	16.1	10.8	7.1	4.6	24.5
At September 30, 2021	16.5	11.0	7.3	4.9	23.4
At March 31, 2021	14.6	8.8	5.1	3.5	20.7

(1)
Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for
Non-Trading
Activities
• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2021:
SMBC Consolidated
Maximum	¥56.5	¥0.5	¥25.5	¥0.0	¥62.5
Minimum	43.6	0.1	15.2	0.0	51.5
Daily average	49.5	0.3	21.4	0.0	56.3
At September 30, 2021	52.3	0.2	24.2	0.0	62.2
At March 31, 2021	50.3	0.0	17.4	0.0	54.5

SMFG Consolidated
Maximum	¥57.2	¥0.5	¥25.5	¥0.0	¥63.2
Minimum	44.1	0.1	15.2	0.0	52.0
Daily average	50.1	0.3	21.4	0.0	56.9
At September 30, 2021	53.1	0.2	24.2	0.0	62.9
At March 31, 2021	50.8	0.0	17.4	0.0	55.0

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Shareholding Investment

Equities risk
(In billions)
For the six months ended September 30, 2021:
SMBC Consolidated
Maximum	¥1,199.8
Minimum	1,038.2
Daily average	1,105.2
At September 30, 2021	1,111.5
At March 31, 2021	1,111.2

SMFG Consolidated
Maximum	¥1,384.9
Minimum	1,213.7
Daily average	1,288.3
At September 30, 2021	1,293.8
At March 31, 2021	1,284.1
Back-testing
The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.
Stress Tests
To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.
Interest Rate Risk
To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point
(0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing
and stress tests.
Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.
Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“
Δ
EVE”) and changes in net interest income (“
Δ
NII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present
Δ
EVE and
Δ
NII of SMBC and SMFG on a consolidated basis at September 30, 2021 and March 31, 2021, respectively.

Δ
EVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of
Δ
EVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2021 and March 31, 2021 were 9.6% and 9.6%, respectively and those for SMFG on a consolidated basis at September 30, 2021 and March 31, 2021 were 8.0% and 8.1%, respectively.
Δ
NII is defined as a decline in interest income over a
12-month
period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking
12-month
period.

	At September 30, 2021			At March 31, 2021
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMBC Consolidated
Parallel shock up		¥927.2	¥(307.3)		¥909.0	¥(305.4)
Parallel shock down		1.9	505.1		0.0	495.3
Steepener shock		369.7	—		279.1	—
Flattener shock		74.9	—		137.0	—
Short rate shock up		285.1	—		339.6	—
Short rate shock down		35.3	—		5.3	—
Maximum		927.2	505.1		909.0	495.3

	At September 30, 2021			At March 31, 2021

	(In billions)
Tier 1 Capital	¥		9,689.7	¥		9,518.0

	At September 30, 2021			At March 31, 2021
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMFG Consolidated
Parallel shock up		¥927.2	¥(307.3)		¥909.0	¥(305.4)
Parallel shock down		1.9	505.1		0.0	495.3
Steepener shock		369.7	—		279.1	—
Flattener shock		74.9	—		137.0	—
Short rate shock up		285.1	—		339.6	—
Short rate shock down		35.3	—		5.3	—
Maximum		927.2	505.1		909.0	495.3

	At September 30, 2021			At March 31, 2021

	(In billions)
Tier 1 Capital	¥		11,577.4	¥		11,199.3

Note:
Δ
EVE and
Δ
NII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For
Δ
NII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2021	At March 31, 2021
		(In millions)
Assets:
Cash and deposits with banks		¥72,441,782	¥73,090,816
Call loans and bills bought		2,761,535	2,553,468
Reverse repurchase agreements and cash collateral on securities borrowed		10,637,655	11,738,072
Trading assets		4,205,414	3,140,736
Derivative financial instruments	5	4,675,358	5,521,617
Financial assets at fair value through profit or loss		1,687,901	1,744,848
Investment securities	6	30,684,444	31,051,461
Loans and advances	7	98,046,153	97,714,938
Investments in associates and joint ventures		895,970	886,685
Property, plant and equipment		1,757,359	1,754,661
Intangible assets		829,441	819,720
Other assets		5,347,873	4,945,631
Current tax assets		14,178	33,376
Deferred tax assets		29,857	28,958

Total assets		¥234,014,920	¥235,024,987

Liabilities:
Deposits		¥154,153,848	¥155,493,654
Call money and bills sold		1,723,492	1,368,515
Repurchase agreements and cash collateral on securities lent		16,260,974	18,509,906
Trading liabilities		2,514,424	2,080,826
Derivative financial instruments	5	4,176,343	4,949,433
Financial liabilities designated at fair value through profit or loss		362,172	239,519
Borrowings	8	20,165,579	19,423,355
Debt securities in issue	9	11,687,594	11,228,600
Provisions	10	213,799	224,274
Other liabilities		9,309,782	8,777,502
Current tax liabilities		65,601	53,718
Deferred tax liabilities		533,358	399,535

Total liabilities		221,166,966	222,748,837

Equity:
Capital stock	11	2,341,878	2,341,274
Capital surplus		727,914	722,595
Retained earnings		6,345,833	6,078,208
Treasury stock	11	(13,409)	(13,699)

Equity excluding other reserves		9,402,216	9,128,378
Other reserves		2,723,890	2,430,857

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		12,126,106	11,559,235
Non-controlling interests		69,974	68,379
Equity attributable to other equity instruments holders	12	651,874	648,536

Total equity		12,847,954	12,276,150

Total equity and liabilities		¥234,014,920	¥235,024,987

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2021	2020

		(In millions, except per share data)
Interest income		¥843,712	¥939,921
Interest expense		139,973	242,059

Net interest income		703,739	697,862

Fee and commission income	13	608,157	542,388
Fee and commission expense		113,484	99,774

Net fee and commission income		494,673	442,614

Net trading income		94,980	114,571
Net income from financial assets and liabilities at fair value through profit or loss		97,643	107,224
Net investment income		62,549	135,721
Other income		52,595	63,636

Total operating income		1,506,179	1,561,628

Impairment charges on financial assets	14	18,770	245,319

Net operating income		1,487,409	1,316,309

General and administrative expenses		879,731	799,242
Other expenses		126,224	92,269

Operating expenses		1,005,955	891,511

Share of post-tax profit of associates and joint ventures		27,899	9,393

Profit before tax		509,353	434,191

Income tax expense		140,759	108,814

Net profit		¥368,594	¥325,377

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥361,393	¥316,382
Non-controlling interests		1,836	2,566
Other equity instruments holders		5,365	6,429

Earnings per share:
Basic	1 5	¥263.66	¥230.94
Diluted	1 5	263.55	230.82

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2021	2020

	(In millions)
Net profit	¥368,594	¥325,377

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	75,974	168,202
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	271,338	530,585
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	1,349	(782)
Share of other comprehensive income (loss) of associates and joint ventures	1,335	2,828
Income tax relating to items that will not be reclassified	(106,638)	(213,008)

Total items that will not be reclassified to profit or loss, net of tax	243,358	487,825

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	10,756	24,652
Reclassification adjustments for (gains) losses included in net profit, before tax	(14,535)	(104,141)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	70,685	(55,848)
Reclassification adjustments for (gains) losses included in net profit, before tax	—	1,313
Share of other comprehensive income (loss) of associates and joint ventures	18,268	(8,110)
Income tax relating to items that may be reclassified	886	24,290

Total items that may be reclassified subsequently to profit or loss, net of tax	86,060	(117,844)

Other comprehensive income, net of tax	329,418	369,981

Total comprehensive income	¥698,012	¥695,358

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥690,879	¥686,159
Non-controlling interests	1,768	2,770
Other equity instruments holders	5,365	6,429

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2020	¥2,339,965	¥728,551	¥5,609,854	¥(13,984)	¥(2,553)	¥1,500,013	¥—	¥28,260	¥10,190,106	¥60,296	¥684,476	¥10,934,878

Comprehensive income:
Net profit	—	—	316,382	—	—	—	—	—	316,382	2,566	6,429	325,377
Other comprehensive income	—	—	—	—	116,571	312,616	(542)	(58,868)	369,777	204	—	369,981

Total comprehensive income	—	—	316,382	—	116,571	312,616	(542)	(58,868)	686,159	2,770	6,429	695,358

Issuance of shares under share-based payment transactions	1,309	1,309	—	—	—	—	—	—	2,618	—	—	2,618
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	99,943	99,943
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	590	—	590
Transaction with non-controlling interest shareholders	—	(213)	—	—	—	—	—	—	(213)	89	—	(124)
Dividends to shareholders	—	—	(136,953)	—	—	—	—	—	(136,953)	(385)	—	(137,338)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(6,429)	(6,429)
Purchases of treasury stock	—	—	—	(21)	—	—	—	—	(21)	—	—	(21)
Sales of treasury stock	—	—	—	312	—	—	—	—	312	—	—	312
Loss on sales of treasury stock	—	—	(50)	—	—	—	—	—	(50)	—	—	(50)
Share-based payment transactions	—	(1,475)	—	—	—	—	—	—	(1,475)	—	—	(1,475)
Transfer from other reserves to retained earnings	—	—	26,062	—	(5,316)	(20,746)	—	—	—	—	—	—
Others	—	(1)	—	—	—	—	—	—	(1)	117	203	319

Balance at September 30, 2020	¥2,341,274	¥728,171	¥5,815,295	¥(13,693)	¥108,702	¥1,791,883	¥(542)	¥(30,608)	¥10,740,482	¥63,477	¥784,622	¥11,588,581

Balance at April 1, 2021	¥2,341,274	¥722,595	¥6,078,208	¥(13,699)	¥214,411	¥2,106,255	¥(3,455)	¥113,646	¥11,559,235	¥68,379	¥648,536	¥12,276,150

Comprehensive income:
Net profit	—	—	361,393	—	—	—	—	—	361,393	1,836	5,365	368,594
Other comprehensive income	—	—	—	—	52,823	187,649	936	88,078	329,486	(68)	—	329,418

Total comprehensive income	—	—	361,393	—	52,823	187,649	936	88,078	690,879	1,768	5,365	698,012

Issuance of shares under share-based payment transactions	604	604	—	—	—	—	—	—	1,208	—	—	1,208
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	66	—	66
Transaction with non-controlling interest shareholders	—	(195)	—	—	—	—	—	—	(195)	240	—	45
Share of changes in capital surplus of associates and joint ventures	—	5,097	—	—	—	—	—	—	5,097	—	—	5,097
Dividends to shareholders	—	—	(130,190)	—	—	—	—	—	(130,190)	(727)	—	(130,917)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,365)	(5,365)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	3,338	3,338
Purchases of treasury stock	—	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Sales of treasury stock	—	—	—	327	—	—	—	—	327	—	—	327
Loss on sales of treasury stock	—	—	(31)	—	—	—	—	—	(31)	—	—	(31)
Share-based payment transactions	—	(187)	—	—	—	—	—	—	(187)	—	—	(187)
Transfer from other reserves to retained earnings	—	—	36,453	—	(20,548)	(15,905)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	248	—	248

Balance at September 30, 2021	¥2,341,878	¥727,914	¥6,345,833	¥(13,409)	¥246,686	¥2,277,999	¥(2,519)	¥201,724	¥12,126,106	¥69,974	¥651,874	¥12,847,954

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2021	2020
	(In millions)
Operating Activities:
Profit before tax	¥509,353	¥434,191
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(96,183)	(197,638)
Foreign exchange (gains) losses	47,260	(102,479)
Provision for loan losses	13,855	224,996
Depreciation and amortization	158,232	155,445
Share of post-tax profit of associates and joint ventures	(27,899)	(9,393)
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(98,456)	(190,003)
Net increase of call loans and bills bought	(191,334)	(1,434,761)
Net decrease of reverse repurchase agreements and cash collateral on securities borrowed	1,224,050	4,424,713
Net increase of loans and advances	(139,094)	(1,523,570)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	(500,754)	18,300
Net increase (decrease) of deposits	(1,511,338)	10,548,690
Net increase (decrease) of call money and bills sold	349,768	(2,505,829)
Net decrease of repurchase agreements and cash collateral on securities lent	(2,364,123)	(2,194,415)
Net increase of other unsubordinated borrowings and debt securities in issue	1,162,855	1,810,551
Income taxes refund (paid)—net	(91,992)	43,382
Other operating activities—net	425,033	(352,116)

Net cash and cash equivalents provided by (used in) operating activities	(1,130,767)	9,150,064

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(18,734,409)	(20,323,975)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	11,859,983	9,296,760
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	7,519,713	8,872,759
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	—	(2,866)
Investments in associates and joint ventures	(1,700)	—
Proceeds from sales of investments in associates and joint ventures	1,529	82
Purchases of property, plant and equipment , and investment properties	(33,217)	(25,165)
Purchases of intangible assets	(92,958)	(74,419)
Proceeds from sales of property, plant and equipment, investment properties and intangible assets	495	5,080
Other investing activities—net	—	1

Net cash and cash equivalents provided by ( used in ) investing activities	519,436	(2,251,743)

Financing Activities:
Proceeds from issuance of subordinated bonds	93,347	90,859
Redemption of subordinated bonds	(174,000)	(120,000)
Payments for the principal portion of lease liabilities	(47,664)	(47,125)
Proceeds from issuance of other equity instruments.	—	99,943
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc .	(130,153)	(136,922)
Dividends paid to non-controlling interest shareholders	(727)	(385)
Coupons paid to other equity instruments holders	(5,365)	(6,429)
Purchases of treasury stock and proceeds from sales of treasury stock—net	259	241
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	3,338	203
Transactions with non-controlling interest shareholders—net	111	100

Net cash and cash equivalents used in financing activities	(260,854)	(119,515)

Effect of exchange rate changes on cash and cash equivalents	49,681	(2,152)

Net increase (decrease) of cash and cash equivalents	(822,504)	6,776,654
Cash and cash equivalents at beginning of period	71,548,697	61,203,541

Cash and cash equivalents at end of period	¥70,726,193	¥67,980,195

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥942,698	¥1,039,147
Interest paid	147,489	269,250

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION
Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (
Kabushiki Kaisha
) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). The Company’s American D
e
positary Shares are listed on the New York Stock Exchange.
The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 20, 2021.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Preparation
The interim consolidated financial statements, including selected explanatory notes, of the Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended March 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
Significant Accounting Policies
The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the fiscal year ended March 31, 2021, except as described below.
Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
In August 2020, the IASB issued “Interest Rate Benchmark Reform—Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” in response to the reform of interest rate benchmarks such as interbank offered rates (“IBORs”). The amendments supplement the amendments to IFRS 9 “Financial Instruments,” IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” issued in 2019 and focus on the effects on entities’ financial statements when entities replace the previous interest rate benchmark with an alternative interest rate benchmark as a result of the reform. The amendments provide a practical expedient for modifications of financial assets and financial liabilities required as a direct consequence of the reform and made on an economically equivalent basis and a temporary exception to specific hedge accounting requirements, and support entities in providing useful information to users of financial statements. The amendments are effective for annual periods beginning on or after January 1, 2021. On April 1, 2021, the Group adopted the amendments.
Interest rate benchmark reform exposes the Group to various risks, which are being managed by a Group-wide IBOR transition project team. The key risks identified include conduct risk, litigation risk, operational risk, market risk and accounting risk. However, those risks have not materialized at September 30, 2021.

The following table shows quantitative information about financial instruments that have yet to be transitioned to an alternative benchmark rate at September 30, 2021.

	USD LIBOR	JPY LIBOR	GBP LIBOR	Others
	(In billions)
Carrying amount of non -derivative financial assets	¥10,017	¥1,960	¥1,627	¥206
Carrying amount of non -derivative financial liabilities	1,123	35	—	—
Derivative notional amounts	160,048	114,477	18,608	94

The figures in the table above are an aggregation of SMFG, SMBC, SMBC’s subsidiaries, and SMBC Nikko Securities Inc. figures used for regulatory reporting.
For the six months ended September 30, 2021, an amendment to a standard has become effective; however, it has not resulted in any material impact on the Group’s interim consolidated financial statements.
Recent Accounting Pronouncements
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued
Effective Date of Amendments to IFRS 10 and IAS 28
to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Reference to the Conceptual Framework (Amendments to IFRS 3)
In May 2020, the IASB issued narrow-scope amendments to IFRS 3 “Business Combinations” to update a reference in IFRS 3 to the “Conceptual Framework for Financial Reporting” without changing the accounting requirements for business combinations. The amendments are effective for annual periods beginning on or after January l, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
In May 2020, the IASB issued narrow-scope amendments to IAS 16 “Property, Plant and Equipment.” The amendments prohibit an entity from deducting from the cost of property, plant and equipment amounts received from selling items produced while the entity is preparing the asset for its intended use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January l, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.

Onerous Contracts: Cost of Fulfilling a Contract (Amendments to IAS 37)
In May 2020, the IASB issued narrow-scope amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to specify which costs an entity includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January l, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
Annual Improvements to IFRSs 2018–2020
In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which is amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards,” IFRS 9, IAS 41 “Agriculture” and the “Illustrative Examples” accompanying IFRS 16 “Leases.” These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective for annual periods beginning on or after January l, 2022 and are not expected to have a material impact on the Group’s consolidated financial statements.
IFRS 17 “Insurance Contracts”
In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4 “Insurance Contracts.” IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost.
In June 2020, the IASB issued amendments to IFRS 17 to help entities implement the standard and make it easier for them to explain their financial performance. The fundamental principles introduced when the IASB first issued IFRS 17 in May 2017 remain unaffected. The mandatory effective date of applying IFRS 17 was January 1, 2021 when it was originally issued but deferred to annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1)
In January 2020, the IASB issued narrow-scope amendments to IAS 1 “Presentation of Financial Statements” to clarify how to classify debt and other liabilities as current or non-current.
The amendments make it easier for entities to determine whether, in the statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current.
The effective date of applying the amendments was January l, 2022 when they were originally issued, however, in July 2020, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
In February 2021, the IASB issued narrow-scope amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements” to support entities improve accounting policy disclosures for users of financial statements. The amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments are effective for annual periods beginning on or after January l, 2023.

Definition of Accounting Estimates (Amendments to IAS 8)
In February 2021, the IASB issued narrow-scope amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors.” The amendments introduce the definition of accounting estimates and clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual periods beginning on or after January l, 2023.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to specify how entities should account for deferred tax on transactions such as leases and decommissioning obligations. The aim of the amendments is to reduce diversity in the reporting of deferred tax on such transactions. The amendments are effective for annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
Initial Application of IFRS 17 and IFRS 9—Comparative Information (Amendment to IFRS 17)
In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17 to help entities avoid temporary accounting mismatches between financial assets and insurance contract liabilities caused by the different transition requirements between IFRS 17 and IFRS 9. The amendment is effective for annual periods beginning on or after January 1, 2023. The Group is currently evaluating the potential impact that the adoption of the amendment will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. For information on the estimation of the allowance for loan losses which reflects the current and forward-looking impact of the
COVID-19
pandemic, refer to Note 7 “Loans and Advances.” The critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2021.

4	SEGMENT ANALYSIS
Business Segments
The Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.
The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) and SMBC Finance Service Co., Ltd. (“SMBC Finance Service”).

Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities, together with three consumer finance companies, Sumitomo Mitsui Card, SMBC Finance Service, and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies

and
public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes the elimination items related to internal transactions between the Group companies.
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other ope
r
ating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for
the six months ended September 30, 2021 and 2020.
For the six months ended September 30, 2021:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥329.5	¥568.1	¥394.5	¥250.9	¥(111.7)	¥1,431.3
General and administrative expenses	(148.9)	(464.9)	(213.9)	(43.0)	(5.2)	(875.9)
Others (2)	30.3	0.8	25.1	17.6	(43.1)	30.7

Consolidated net business profit	¥210.9	¥104.0	¥205.7	¥225.5	¥(160.0)	¥586.1

For the six months ended September 30, 2020:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit (1)	¥282.5	¥548.7	¥343.4	¥257.9	¥(55.1)	¥1,377.4
General and administrative expenses	(146.6)	(443.3)	(177.7)	(40.2)	(28.6)	(836.4)
Others (2)	24.5	1.2	8.9	17.1	(41.5)	10.2

Consolidated net business profit	¥160.4	¥106.6	¥174.6	¥234.8	¥(125.2)	¥551.2

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within the Group’s business segments in the managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements
The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2021	2020
	(In billions)
Consolidated net business profit	¥586.1	¥551.2
Differences between management reporting and Japanese GAAP:
Total credit costs	(26.7)	(200.2)
Gains on equity instruments	81.2	36.3
Extraordinary gains or losses and others	(13.8)	(45.4)

Profit before tax under Japanese GAAP	626.8	341.9

Differences between Japanese GAAP and IFRS:
Scope of consolidation	1.9	3.1
Derivative financial instruments	(10.4)	68.4
Investment securities	(49.5)	53.5
Loans and advances	0.8	(52.6)
Investments in associates and joint ventures	(36.6)	(13.2)
Property, plant and equipment	0.7	(0.1)
Lease accounting	(0.3)	(0.1)
Defined benefit plans	(30.3)	13.7
Foreign currency translation	(2.9)	1.0
Classification of equity and liability	5.4	6.6
Others	3.8	12.0

Profit before tax under IFRS	¥509.4	¥434.2

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter
(“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions, market-making
and
arbitrage activities. The Group also uses derivatives to reduce its exposures to market and credit risks
a
s part of its asset and liability management.
Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2021 and March 31, 2021.

	At September 30, 2021
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)

Interest rate derivatives	¥863,548,307	¥2,473,227	¥2,163,096	¥50,036,962	¥351,809	¥250,858
Futures	25,675,076	43,577	43,792	3,496,883	1,345	1
Listed Options	213,325,700	34,433	7,896	—	—	—
Forwards	36,829,805	767	14	—	—	—
Swaps	470,459,738	2,219,866	1,937,095	46,384,468	337,146	250,857
OTC Options	117,257,988	174,584	174,299	155,611	13,318	—
Currency derivatives	163,971,776	1,645,099	1,365,500	13,286,084	98,197	271,152
Futures	10,239	3	33	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	80,017,239	704,188	622,172	2,601,142	23,193	68,447
Swaps	78,214,163	854,463	649,365	10,684,942	75,004	202,705
OTC Options	5,730,135	86,445	93,930	—	—	—
Equity derivatives	2,842,407	71,487	88,409	5,681	298	—
Futures	1,273,744	14,189	8,360	—	—	—
Listed Options	1,274,248	38,152	71,615	—	—	—
Forwards	731	—	25	—	—	—
Swaps	55,543	562	2,192	5,681	298	—
OTC Options	238,141	18,584	6,217	—	—	—
Commodity derivatives	101,226	11,371	9,618	—	—	—
Futures	29,655	1,281	667	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	67,613	10,075	8,518	—	—	—
OTC Options	3,958	15	433	—	—	—
Credit derivatives	2,948,595	23,870	27,710	—	—	—

Total derivative financial instruments	¥1,033,412,311	¥4,225,054	¥3,654,333	¥63,328,727	¥450,304	¥522,010

	At March 31, 2021
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥897,101,881	¥2,701,146	¥2,395,741	¥56,201,172	¥396,135	¥254,218
Futures	28,832,868	14,800	14,662	11,629,291	1,494	588
Listed Options	186,425,271	30,995	6,915	—	—	—
Forwards	110,252,456	256	3	—	—	—
Swaps	466,717,825	2,485,621	2,189,767	44,417,994	383,371	253,630
OTC Options	104,873,461	169,474	184,394	153,887	11,270	—
Currency derivatives	157,543,495	2,129,604	1,935,117	13,119,180	196,261	239,943
Futures	8,068	104	10	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	75,327,505	1,081,492	863,744	2,003,070	5,605	91,422
Swaps	76,385,589	955,783	973,057	11,116,110	190,656	148,521
OTC Options	5,822,333	92,225	98,306	—	—	—
Equity derivatives	2,825,220	65,887	87,783	54,752	715	2,715
Futures	1,613,308	14,269	9,969	—	—	—
Listed Options	950,758	34,014	69,039	—	—	—
Forwards	3,574	155	63	—	—	—
Swaps	91,648	1,593	3,124	54,752	715	2,715
OTC Options	165,932	15,856	5,588	—	—	—
Commodity derivatives	109,665	7,310	5,371	—	—	—
Futures	30,917	1,043	510	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	76,264	6,201	4,346	—	—	—
OTC Options	2,484	66	515	—	—	—
Credit derivatives	2,895,632	24,559	28,545	—	—	—

Total derivative financial instruments	¥1,060,475,893	¥4,928,506	¥4,452,557	¥69,375,104	¥593,111	¥496,876

(1)
Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue, borrowings and debt instruments at fair value through other comprehensive income (“FVOCI”), certain equity instruments elected to be measured at FVOCI and net investments in foreign operations. Derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting
The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges
The Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate debt securities in issue, borrowings and debt instruments at FVOCI arising from changes in interest rate benchmarks, and the risk of changes in the fair value of certain equity instruments elected to be measured at FVOCI. The table below represents the amounts related to items designated as hedging instruments at September 30, 2021 and March 31, 2021.

	At September 30, 2021			At March 31, 2021
	Notional amounts	Carrying amounts		Notional amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities
	(In millions)
Interest rate risk

Interest rate swaps	¥7,824,273	¥211,183	¥45,262	¥6,199,507	¥222,553	¥46,666
Interest rate options	155,611	13,318	—	—	—	—
Stock price risk
Equity swaps	5,681	298	—	33,675	—	2,690
Hedges of net investments in foreign operations
The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The table below represents the amounts related to items designated as hedging instruments at September 30, 2021 and March 31, 2021.

	At September 30, 2021			At March 31, 2021
	Nominal a mounts	Carrying amounts		Nominal a mounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities
	(In millions)
Foreign exchange forward contracts	¥2,570,698	¥23,193	¥67,644	¥1,963,691	¥5,269	¥91,422
Foreign currency denominated financial liabilities	109,322	—	109,322	91,401	—	91,401

F-1
6

6	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2021 and March 31, 2021.

	At September 30, 2021	At March 31, 2021
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥22,300	¥22,300

Total domestic	22,300	22,300

Foreign:
Bonds issued by other governments and official institutions (1)	44,667	47,129
Other debt instruments	2,828	2,586

Total foreign	47,495	49,715

Total debt instruments at amortized cost	¥69,795	¥72,015

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥13,446,048	¥14,293,611
Japanese municipal bonds	930,934	732,622
Japanese corporate bonds	782,466	725,895
Other debt instruments	310	310

Total domestic	15,159,758	15,752,438

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,846,120	5,564,944
Bonds issued by other governments and official institutions (1)	2,901,421	2,994,032
Mortgage-backed securities	1,431,678	1,658,732
Other debt instruments	367,219	422,489

Total foreign	10,546,438	10,640,197

Total debt instruments at fair value through other comprehensive income	¥25,706,196	¥26,392,635

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥4,052,373	¥3,919,787
Foreign equity instruments	856,080	667,024

Total equity instruments at fair value through other comprehensive income	¥4,908,453	¥4,586,811

Total investment securities	¥30,684,444	¥31,051,461

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

7	LOANS AND ADVANCES
The following tables present loans and advances at Sept
e
mber 30, 2021 and March 31, 2021.

	At September 30, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥94,386,082	¥3,640,141	¥1,086,562	¥99,112,785

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(266,624)
Less: Allowance for loan losses	(159,889)	(241,382)	(398,737)	(800,008)

Carrying amount				¥98,046,153

	At March 31, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥94,155,246	¥3,498,733	¥1,171,576	¥98,825,555

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(261,330)
Less: Allowance for loan losses	(170,156)	(255,909)	(423,222)	(849,287)

Carrying amount				¥97,714,938

F-1
8

Reconciliation of allowance for loan losses is as follows:

	At September 30, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total
	(In millions)
Allowance for loan losses:
Balance at April 1, 2021	¥170,156	¥255,909	¥423,222	¥849,287
Net transfers between stages	(8,713)	(1,465)	10,178	—
Provision (credit) for loan losses	(2,382)	(14,193)	30,430	13,855
Charge-offs (1)	—	—	72,949	72,949
Recoveries	—	—	7,032	7,032

Net charge-offs	—	—	65,917	65,917
Others (2)	828	1,131	824	2,783

Balance at September 30, 2021	¥159,889	¥241,382	¥398,737	¥800,008

	At September 30, 2020
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2020	¥203,286	¥147,382	¥355,737	¥706,405
Net transfers between stages	(3,299)	(10,720)	14,019	—
Provision (credit) for loan losses	(23,142)	166,273	81,865	224,996
Charge-offs (1)	—	—	80,694	80,694
Recoveries	—	—	6,365	6,365

Net charge-offs	—	—	74,329	74,329
Others (2)	24	(572)	1,424	876

Balance at September 30, 2020	¥176,869	¥302,363	¥378,716	¥857,948

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2021 and 2020.
The allowance for loan losses is measured under the expected credit losses (“ECL”) model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. For the six months ended September 30, 2021, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the
COVID-19
pandemic.
Although the Group understands that there is significant uncertainty in predicting the severity and duration of the
COVID-19
pandemic and its impact on the Japanese and global economy, the Group assumed that the Japanese and global economy will recover from the fiscal year ending March 31, 2022, reflecting the roll-out
of vaccines, and reach the
pre-COVID-19
level by the beginning of the fiscal year ending March 31, 2023. This assumption was considered in determining the base scenario. The following table shows the growth rates of Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2022	2023
	(%)
Japanese GDP	3.4	2.9
Global GDP	6.0	4.2

In determining the need for making additional ECL adjustments, the Group considered whether there is an increased credit risk for some portfolios on which the
COVID-19
pandemic would have a material adverse impact but where the impact was not fully incorporated in the ECL model. This included the consideration of the temporary impact on probability of default of various measures taken by governments. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities. As a consequence, the Group continued to recognize additional ECL adjustments for portfolios related to some industries.
As a result, for the six months ended September 30, 2021, the allowance for loan losses decreased by
¥49,279 million from ¥849,287
million at the beginning of period to
¥800,008
million at the end of the period. The decrease was primarily due to a modest economic recovery, and charge-offs through the sales of loans and write-offs.

8	BORROWINGS
Borrowings at September 30, 2021 and March 31, 2021 consisted of the following:

	At September 30, 2021	At March 31, 2021

	(In millions)
Unsubordinated borrowings	¥18,338,627	¥17,565,291
Subordinated borrowings	249,877	249,833
Liabilities associated with securitization transactions	1,216,510	1,227,590
Lease liabilities	360,565	380,641

Total borrowings	¥20,165,579	¥19,423,355

9	DEBT SECURITIES IN ISSUE
Debt securities in issue at September 30, 2021 and March 31, 2021 consisted of the following:

	At September 30, 2021	At March 31, 2021

	(In millions)
Commercial paper	¥2,473,145	¥2,325,290
Unsubordinated bonds	8,015,060	7,625,948
Subordinated bonds	1,199,389	1,277,362

Total debt securities in issue	¥11,687,594	¥11,228,600

10	PROVISIONS
The following table presents movements by class of provisions for the six months ended September 30, 2021.

	Provision for interest repayment	Other provisions	Total

	(In millions)
Balance at April 1, 2021	¥141,201	¥83,073	¥224,274
Additional provisions	—	12,974	12,974
Amounts used	(18,798)	(4,685)	(23,483)
Unused amounts reversed	—	(74)	(74)
Amortization of discount and effect of change in discount rate	(122)	76	(46)
Others	—	154	154

Balance at September 30, 2021	¥122,281	¥91,518	¥213,799

Provision for Interest Repayment
Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of
15-20%
but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.
In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.
In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of
15-20%,
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.
For the six months ended September 30, 2021, the provision for interest repayment decreased primarily due to the use of the provision.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2021 and April 1, 2021.

11	SHAREHOLDERS’ EQUITY
Common Stock
The number of issued shares of common stock and common stock held by the Company at September 30, 2021 and March 31, 2021 was as follows:

	At September 30, 2021	At March 31, 2021
Shares outstanding	1,374,362,102	1,374,040,061
Shares in treasury	3,535,806	3,612,302
The total number of authorized shares of common stock was 3,000 million at September 30, 2021 and March 31, 2021 with no stated value.
On November 12, 2021, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. The cancellation of the repurchased shares is scheduled on December 20, 2022.
Preferred Stock
The following table shows the number of shares of preferred stock at September 30, 2021 and March 31, 2021.

	At September 30, 2021		At March 31, 2021
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at September 30, 2021 and March 31, 2021 consisted of the following:

	At September 30, 2021	At March 31, 2021
	(In millions)
Perpetual subordinated bonds	¥651,874	¥648,536

Total equity attributable to other equity instruments holders	¥651,874	¥648,536

SMFG issued perpetual subordinated bonds, which are Basel
III-compliant
Additional Tier 1 capital instruments and are classified as equity under IFRS.
The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative
and will not increase to compensate for any short-fall in interest payments in any previous year.
These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).

F-2
2

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.
The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	FEE AND COMMISSION INCOME
Fee and commission income for the six months ended September 30, 2021 and 2020 consisted of the following:

	For the six months ended September 30,
	2021	2020
	(In millions)
Loans	¥60,585	¥55,601
Credit card business	160,119	146,308
Guarantees	32,579	32,459
Securities-related business	84,673	75,761
Deposits	8,300	7,314
Remittances and transfers	72,036	67,867
Safe deposits	2,021	2,106
Trust fees	2,631	2,243
Investment trusts	93,860	71,930
Agency	4,574	3,973
Others	86,779	76,826

Total fee and commission income	¥608,157	¥542,388

Fee and commission income can be mainly disaggregated into credit card business, securities-related business, investment trusts, remittances and transfers and loans by types of services. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Loan transaction fees principally arise in the Wholesale Business Unit and the
Global Business Unit.

14	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the six months ended September 30, 2021 and 2020 consisted of the following:

	For the six months ended September 30,
	2021	2020

	(In millions)
Loans and advances	¥13,855	¥224,996
Loan commitments	7,694	15,587
Financial guarantees	(2,779)	4,736

Total impairment charges on financial assets	¥18,770	¥245,319

15	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2021 and 2020.

	For the six months ended September 30,
	2021	2020

	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥361,393	¥316,382
Weighted average number of common stock in issue (in thousands of shares)	1,370,657	1,369,998

Basic earnings per share	¥263.66	¥230.94

Diluted:
Profit attributable to the common shareholders of the Company	¥361,393	¥316,382
Impact of dilutive potential ordinary shares issued by subsidiaries	—	—

Net profit used to determine diluted earnings per share	¥361,393	¥316,382

Weighted average number of common stock in issue (in thousands of shares)	1,370,657	1,369,998
Adjustments for stock options (in thousands of shares)	602	677

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,371,259	1,370,675

Diluted earnings per share	¥263.55	¥230.82

16	DIVIDENDS PER SHARE
The dividends recognized by the Company for the six months ended September 30, 2021 and 2020 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2021	¥95	¥130,190
2020	¥100	¥136,953
On November 12, 2021, the board of directors approved a dividend of ¥105 per share of common stock totaling ¥143,937 million in respect of the six months ended September 30, 2021. The consolidated financial statements for the six months ended September 30, 2021 do not include this dividend payable.

17	CONTINGENCY AND CAPITAL COMMITMENTS
Legal Proceedings
The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments
At September 30, 2021 and March 31, 2021, the Group had ¥9,401 million and ¥8,532 million, respectively, of contractual commitments to acquire property, plant and equipment. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities
Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.
Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2021 and March 31, 2021.

	At September 30, 2021	At March 31, 2021

	(In millions)
Loan commitments	¥70,107,077	¥71,677,806
Financial guarantees and other credit-related contingent liabilities	10,189,812	9,872,696

Total	¥80,296,889	¥81,550,502

18	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2021 are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2021.
Financial Assets and Liabilities Carried at Fair Value
Fair Value Hierarchy
The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2021 and March 31, 2021. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2021
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥3,145,300	¥723,791	¥—	¥3,869,091
Equity instruments	335,222	1,101	—	336,323

Total trading assets	3,480,522	724,892	—	4,205,414

Derivative financial instruments:
Interest rate derivatives	79,355	2,745,497	184	2,825,036
Currency derivatives	3	1,742,821	472	1,743,296
Equity derivatives	52,341	3,188	16,256	71,785
Commodity derivatives	1,281	10,090	—	11,371
Credit derivatives	—	22,280	1,590	23,870

Total derivative financial instruments	132,980	4,523,876	18,502	4,675,358

Financial assets at fair value through profit or loss:
Debt instruments	555,173	500,972	595,148	1,651,293
Equity instruments	3,585	404	32,619	36,608

Total financial assets at fair value through profit or loss	558,758	501,376	627,767	1,687,901

Investment securities at fair value through other comprehensive income:
Japanese government bonds	13,446,048	—	—	13,446,048
U.S. Treasury and other U.S. government agency bonds	5,846,120	—	—	5,846,120
Other debt instruments	1,381,319	5,032,709	—	6,414,028

Total debt instruments	20,673,487	5,032,709	—	25,706,196

Equity instruments	4,363,272	26,850	518,331	4,908,453

Total investment securities at fair value through other comprehensive income	25,036,759	5,059,559	518,331	30,614,649

Total	¥29,209,019	¥10,809,703	¥1,164,600	¥41,183,322

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,423,416	¥55,532	¥—	¥2,478,948
Equity instruments	26,056	9,420	—	35,476

Total trading liabilities	2,449,472	64,952	—	2,514,424

Derivative financial instruments:
Interest rate derivatives	51,689	2,360,258	2,007	2,413,954
Currency derivatives	33	1,631,480	5,139	1,636,652
Equity derivatives	79,975	450	7,984	88,409
Commodity derivatives	667	8,951	—	9,618
Credit derivatives	—	27,620	90	27,710

Total derivative financial instruments	132,364	4,028,759	15,220	4,176,343

Financial liabilities designated at fair value through profit or loss	—	123,136	239,036	362,172

Others (2) (3)	—	8,817	3,096	11,913

Total	¥2,581,836	¥4,225,664	¥257,352	¥7,064,852

	At March 31, 2021
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,121,065	¥611,415	¥—	¥2,732,480
Equity instruments	403,556	4,700	—	408,256

Total trading assets	2,524,621	616,115	—	3,140,736

Derivative financial instruments:
Interest rate derivatives	47,289	3,049,703	289	3,097,281
Currency derivatives	104	2,325,254	507	2,325,865
Equity derivatives	48,283	2,908	15,411	66,602
Commodity derivatives	1,043	6,267	—	7,310
Credit derivatives	—	22,702	1,857	24,559

Total derivative financial instruments	96,719	5,406,834	18,064	5,521,617

Financial assets at fair value through profit or loss:
Debt instruments	486,073	619,641	561,450	1,667,164
Equity instruments	44,836	71	32,777	77,684

Total financial assets at fair value through profit or loss	530,909	619,712	594,227	1,744,848

Investment securities at fair value through other comprehensive income:
Japanese government bonds	14,293,611	—	—	14,293,611
U.S. Treasury and other U.S. government agency bonds	5,564,944	—	—	5,564,944
Other debt instruments	1,007,148	5,526,932	—	6,534,080

Total debt instruments	20,865,703	5,526,932	—	26,392,635

Equity instruments	4,123,247	15,959	447,605	4,586,811

Total investment securities at fair value through other comprehensive income	24,988,950	5,542,891	447,605	30,979,446

Total	¥28,141,199	¥12,185,552	¥1,059,896	¥41,386,647

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,951,218	¥51,373	¥—	¥2,002,591
Equity instruments	59,887	18,348	—	78,235

Total trading liabilities	2,011,105	69,721	—	2,080,826

Derivative financial instruments:
Interest rate derivatives	22,165	2,623,917	3,877	2,649,959
Currency derivatives	10	2,169,202	5,848	2,175,060
Equity derivatives	79,008	3,211	8,279	90,498
Commodity derivatives	510	4,861	—	5,371
Credit derivatives	—	28,454	91	28,545

Total derivative financial instruments	101,693	4,829,645	18,095	4,949,433

Financial liabilities designated at fair value through profit or loss	—	72,623	166,896	239,519

Others (2) (3)	—	8,047	1,104	9,151

Total	¥2,112,798	¥4,980,036	¥186,095	¥7,278,929

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2021 and for the fiscal year ended March 31, 2021.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2021.

(3)	Contingent consideration liabilities arising from business combinations, which are measured at fair value using discounted cash flow models, are presented as others.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2021 and 2020.

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2021
	At April 1, 2021	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2021

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,588)	¥1,799	¥—	¥101	¥—	¥—	¥—	¥—	¥(135)	¥(1,823)	¥1,799
Currency derivatives—net	(5,341)	674	—	—	—	—	—	—	—	(4,667)	615
Equity derivatives—net	7,132	(296)	—	5,423	(3,987)	—	—	—	—	8,272	1,442
Credit derivatives—net	1,766	166	5	—	—	—	(437)	—	—	1,500	172

Total derivative financial instruments—net	(31)	2,343	5	5,524	(3,987)	—	(437)	—	(135)	3,282	4,028

Financial assets at fair value through profit or loss:
Debt instruments	561,450	47,629	20	58,818	(43,278)	—	(28,643)	—	(848)	595,148	46,888
Equity instruments	32,777	(1,291)	—	3,975	(374)	—	(2,109)	—	(359)	32,619	(1,369)

Total financial assets at fair value through profit or loss	594,227	46,338	20	62,793	(43,652)	—	(30,752)	—	(1,207)	627,767	45,519

Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	29,590	46,753	(585)	—	(5,031)	—	(1)	518,331	—

Total investment securities at f air value through other comprehensive income	447,605	—	29,590	46,753	(585)	—	(5,031)	—	(1)	518,331	—

Financial liabilities designated at fair value through profit or loss	(166,896)	3,064	775	—	—	(217,324)	135,967	—	5,378	(239,036)	3,041

Others (3) —liabilities	(1,104)	(2,607)	—	—	—	—	—	—	615	(3,096)	(2,915)

Total	¥873,801	¥49,138	¥30,390	¥115,070	¥(48,224)	¥(217,324)	¥99,747	¥—	¥4,650	¥907,248	¥49,673

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2020
	At April 1, 2020	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2020

	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(2,715)	¥688	¥—	¥9	¥(156)	¥—	¥—	¥—	¥(493)	¥(2,667)	¥139
Currency derivatives—net	(19,569)	14,294	—	—	—	—	—	—	(1,110)	(6,385)	6,092
Equity derivatives—net	(17,730)	5,691	—	2,142	(2,883)	—	—	—	—	(12,780)	2,382
Credit derivatives—net	(743)	2,841	4	—	—	—	(638)	—	—	1,464	2,842

Total derivative financial instruments—net	(40,757)	23,514	4	2,151	(3,039)	—	(638)	—	(1,603)	(20,368)	11,455

Financial assets at fair value through profit or loss:
Debt instruments	562,823	(11,554)	(19)	61,115	(38,172)	—	(22,591)	—	(967)	550,635	(11,156)
Equity instruments	21,116	(409)	—	4,531	(485)	—	(596)	9	(529)	23,637	(824)

Total financial assets at fair value through profit or loss	583,939	(11,963)	(19)	65,646	(38,657)	—	(23,187)	9	(1,496)	574,272	(11,980)

Investment securities at fair value through other comprehensive income:
Equity instruments	407,390	—	18,359	2,170	(4,978)	—	(382)	130	(20)	422,669	—

Total investment securities at fair value through other comprehensive income	407,390	—	18,359	2,170	(4,978)	—	(382)	130	(20)	422,669	—

Financial liabilities designated at fair value through profit or loss	—	(1,899)	(531)	—	—	(86,041)	—	—	—	(88,471)	(1,899)

Others (3) —liabilities	51,015	(38,938)	—	—	—	—	—	—	3,592	15,669	(18,677)

Total	¥1,001,587	¥(29,286)	¥17,813	¥69,967	¥(46,674)	¥(86,041)	¥(24,207)	¥139	¥473	¥903,771	¥(21,101)

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of in vest ment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2021 and 2020, transfers out of Level 3 amounted to ¥
(
4,650
)

million and ¥(473)
million, respectively. These transfers out of Level 3 are primarily due to an increase in observability of inputs for certain financial liabilities designated at fair value through profit or loss and derivative financial instruments, including embedded derivatives.

(3)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2021 and 2020 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2021	2020	2021	2020

	(In millions)
Net interest income	¥2,566	¥9,877	¥868	¥2,295
Net trading income (loss)	(1,756)	(25,288)	1,319	(9,504)
Net income (loss) from financial assets and liabilities at fair value through profit or loss	49,402	(13,862)	48,560	(13,879)
Other expenses	1,074	13	1,074	13

Total	¥49,138	¥(29,286)	¥49,673	¥(21,101)

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the six months ended September 30, 2021 and 2020, and reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2021	2020

	(In millions)
Balance at beginning of period	¥18,392	¥6,079
Increase due to new trades	14,309	8,741
Reduction due to redemption, sales or passage of time	(11,712)	(3,412)

Balance at end of period	¥20,989	¥11,408

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statements. The table above shows the day one profit and loss balances, all of which are derived from derivative financial instruments, financial assets at fair value through profit or loss and financial liabilities designated at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.
Valuation Techniques
Valuation techniques are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2021.

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at September 30, 2021 and March 31, 2021. Qualitative information about significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2021.

At September 30, 2021
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
(In millions)
Derivative financial instruments:

Interest rate derivatives	¥184	¥2,007	Option model	Interest rate to interest rate correlation	15%-98%
				Quanto correlation	8%-33%
				Interest rate volatility	3%-4%
Currency derivatives	472	5,139	Option model	Interest rate to interest rate correlation	28%-98%
				Quanto correlation	8%-47%
				Foreign exchange volatility	6%-25%
Equity derivatives	16,256	7,984	Option model	Equity to equity correlation	38%- 97%
				Quanto correlation	(19) %-37%
				Equity volatility	16%- 71%
Credit derivatives	1,590	90	CDO pricing model	Additional withdrawal ratio	45%
			Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	595,148	—	Monte Carlo Simulation	Equity volatility	22%- 38%
			Option model	Foreign exchange volatility	10%-23%
			DCF model	Probability of default rate	0%- 10%
				Loss given default rate	10%- 100%
			Net asset value (2)	—	—
Equity instruments	32,619	—	DCF model	Probability of default rate	0%- 2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	518,331	—	Market multiples	Price/Earnings multiple	9.4 x-60.8x
				Price/Book value multiple	0.3x-2.5x
				EV/EBITDA multiple	3.7x-16.5x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	239,036	Option model	Equity to equity correlation	32%- 93%
				Interest rate to interest rate correlation	28%- 30%
				Quanto correlation	(19) %- 47%
				Equity volatility	18%- 49%
			Credit Default model	Quanto correlation	15%- 30%
Others (4)	—	3,096	Option model	Equity to equity correlation	46%-97%
				Interest rate to interest rate correlation	15%-98%
				Quanto correlation	(10) %-47%
				Equity volatility	16%-41%
				Foreign exchange volatility	10%-25%
			Credit Default model	Quanto correlation	15%-90%

At March 31, 2021
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
(In millions)
Derivative financial instruments:

Interest rate derivatives	¥289	¥3,877	Option model	Interest rate to interest rate correlation	15%-98%
				Quanto correlation	8%-30%
Currency derivatives	507	5,848	Option model	Interest rate to interest rate correlation	27%- 98%
				Quanto correlation	7%- 48%
				Foreign exchange volatility	7%-31%
Equity derivatives	15,411	8,279	Option model	Equity to equity correlation	36%- 97%
				Quanto correlation	(33) %- 35%
				Equity volatility	17%- 61%
Credit derivatives	1,857	91	CDO pricing model	Additional withdrawal ratio	45%
			Credit Default model	Quanto correlation	15%- 90%
Financial assets at fair value through profit or loss:
Debt instruments	561,450	—	Monte Carlo Simulation	Equity volatility	26%- 41%
			Option model	Foreign exchange volatility	9%-32%
			DCF model	Probability of default rate	0%- 12%
				Loss given default rate	10%- 100%
			Net asset value (2)	—	—
Equity instruments	32,777	—	DCF model	Probability of default rate	0%- 2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	Market multiples	Price/Earnings multiple	9.4 x- 63.6 x
				Price/Book value multiple	0.2x -2.9x
				EV/EBITDA multiple	3.1 x- 14.8 x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	166,896	Option model	Equity to equity correlation	36%- 93%
				Interest rate to interest rate correlation	27%- 98%
				Quanto correlation	(33) %- 48%
				Equity volatility	17%- 50%
			Credit Default model	Quanto correlation	15%- 30%
Others (4)	—	1,104	Option model	Equity to equity correlation	48%- 97%
				Interest rate to interest rate correlation	15%- 98%
				Quanto correlation	(27) %- 48%
				Equity volatility	17%- 53%
				Foreign exchange volatility	9%- 32%
			Credit Default model	Quanto correlation	15%- 90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)
Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Sensitivity Analysis
The fair values of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2021.

	At September 30, 2021
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(1,823)	¥2	¥2	¥—	¥—
Currency derivatives—net	(4,667)	6	6	—	—
Equity derivatives—net	8,272	2,298	2,314	—	—
Credit derivatives—net	1,500	26	58	—	—
Financial assets at fair value through profit or loss:
Debt instruments	595,148	1,926	3,119	—	—
Equity instruments	32,619	107	200	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	518,331	—	—	14,057	13,804
Financial liabilities designated at fair value through profit or loss (1)	(239,036)	1,653	1,895	—	—
Others (1)(2) —liabilities:	(3,096)	170	167	—	—

	At March 31, 2021
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,588)	¥1	¥1	¥—	¥—
Currency derivatives—net	(5,341)	9	8	—	—
Equity derivatives—net	7,132	1,869	1,821	—	—
Credit derivatives—net	1,766	140	481	—	—
Financial assets at fair value through profit or loss:
Debt instruments	561,450	2,495	7,060	—	—
Equity instruments	32,777	111	227	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	—	13,753	12,833
Financial liabilities designated at fair value through profit or loss (1)	(166,896)	879	942	—	—
Others (1)(2) —liabilities:	(1,104)	425	395	—	—

(1)
As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Sensitivity of embedded derivatives related to these transactions is presented as derivative financial instruments or financial assets at fair value through profit or loss, according to the presentation of the financial instruments arising from these transactions.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Financial Assets and Liabilities Not Carried at Fair Value
The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at September 30, 2021 and March 31, 2021. It does not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At September 30, 2021		At March 31, 2021
	Notes	Carrying amount	Fair value	Carrying amount	Fair value

		(In millions)
Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥69,795	¥69,852	¥72,015	¥71,894
Loans and advances	b	98,046,153	100,658,947	97,714,938	100,324,891
Other financial assets	b	4,545,490	4,543,116	4,250,454	4,248,069

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥109,071,199	¥109,076,263	¥108,367,451	¥108,368,292
Other deposits	c	45,082,649	45,082,192	47,126,203	47,132,088
Borrowings	c	19,805,014	19,917,725	19,042,714	19,193,217
Debt securities in issue	c	11,687,594	11,843,883	11,228,600	11,375,401
Other financial liabilities	c	9,020,950	9,020,952	8,416,003	8,416,002

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table.

19	ACQUISITIONS AFTER THE STATEMENT OF FINANCIAL POSITION DATE
Fullerton India Credit Company Limited
On November 30, 2021, the Group acquired a 74.9% equity interest in Fullerton India Credit Company Limited (“Fullerton India”), which became the Group’s subsidiary. Fullerton India has a pan-India distribution network and offers unsecured loans and loans against property to mainly small and medium-sized enterprises and individual customers. Through this acquisition, the Group aims to gain a retail finance platform in India and further expand the Group’s business franchise in Asia.
The consideration for this transaction consisted of a cash payment amounting to ¥230 billion.
Further information could not be disclosed as the initial accounting for the business combination is yet to be finalized due to the proximity of the acquisition date to the date of authorization for issue of the consolidated financial statements.